NOTICE OF 2012 ANNUAL GENERAL SHAREHOLDER MEETING AND INFORMATION CIRCULAR

ROGERS™

OUR ANNUAL GENERAL SHAREHOLDER MEETING WILL BE HELD AT 11:00 A.M. (EASTERN TIME) ON **WEDNESDAY, APRIL 25, 2012**, AT THE VELMA ROGERS GRAHAM THEATRE, 333 BLOOR STREET EAST, TORONTO, ONTARIO

–

Who We Are

Rogers Communications Inc. is a diversified Canadian communications and media company. We are Canada’s largest provider of wireless voice and data communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services. Through Rogers Media we are engaged in radio and television broadcasting, televised shopping, sports entertainment, magazines and trade publications, and digital media. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit rogers.com/investors

Please Register for Electronic Delivery of Shareholder Materials

We encourage you to elect to receive future shareholder materials electronically as we care about the environment and wish to keep unnecessary usage of paper to a minimum. Not only will you receive shareholder information more quickly than conventional mail, but will also be helping Rogers to reduce its carbon footprint as well as printing and postage costs. This free service is simple, convenient, secure and environmentally friendly.

It’s fast and easy to register for electronic delivery!

Beneficial Shareholders: If you hold your Rogers shares in a brokerage account or with another financial intermediary such as a bank or trust company, register for electronic delivery at investordelivery.com using your personalized Enrolment Number which can be found on the right hand side of the mailing sheet or the Class A Voting Instruction Form that accompanied this shareholder mailing.

Registered Shareholders: If your Rogers shares are registered directly in your name with our transfer agent Computershare, please register for electronic delivery by selecting the “eDelivery Signup“ option at computershare.com/edelivery and using your personalized Holder Account Number which can be found on either the separate election form or Class A Form of Proxy included with this shareholder mailing.

Letter to Shareholders

Fellow Shareholders,

You are invited to attend the Rogers Communications Inc.’s Annual General Meeting of Shareholders, which will be held at the Velma Rogers Graham Theatre, 333 Bloor Street East, Toronto, Ontario, Canada at 11:00 a.m. (local time) on Wednesday, April 25, 2012. We and our colleagues on the Board of Directors and executive team look forward to seeing you as we present our views on our 2011 achievements and outline our plans for the future. We hope you can join us in person or via the webcast.

Please take the time to read these documents. The Information Circular contains important information about the Annual Meeting of Shareholders and the business to be conducted, voting, the nominated Directors, our corporate governance practices and how we compensate our executive officers and Directors. If you cannot attend the Annual Meeting in person, and are a holder of Class A Voting shares, please use the enclosed proxy or voting instruction form to submit your vote prior to the meeting.

We will provide live coverage of the Annual Meeting via webcast from the Investor Relations section of our website at rogers.com/investors. A rebroadcast of the meeting webcast will be available on that site for several weeks after the meeting is concluded.

Sincerely,

Alan D. Horn, CA	Nadir H. Mohamed, FCA
Chairman of the Board	President and Chief Executive Officer

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What’s Inside

1.	Voting Information
	i.	Registered Shareholders	4
	ii.	Beneficial Owners	6
	iii.	How Votes are Counted	6
	iv.	Outstanding Shares and Main Shareholders	7
	v.	Restricted Share Disclosure	8

2.	Business of the Meeting
	i.	Election of Directors	9
	ii.	Appointment of Auditors	19

3.	Executive Compensation
	i.	Report of Compensation Committee	20
	ii.	Compensation Discussion and Analysis	22
	iii.	Performance Graph	36
	iv.	Compensation for Named Executive Officers	38

4.	Director Compensation		53

5.	Securities Authorized for Issuance Under Equity Compensation Plans		59

6.	Indebtedness of Directors and Executive Officers		60

7.	Corporate Governance
	i.	Statement of Corporate Governance Practices	61
	ii.	Board Committees	69

8.	Other Information		73

9.	Appendix
	i.	Board of Directors Mandate	74

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Notice of Annual General Meeting of Shareholders

You are invited to the Rogers Communications Inc. Annual General Meeting of Shareholders

When

Wednesday, April 25, 2012, 11:00 a.m. (local time in Toronto)

Where

Velma Rogers Graham Theatre, 333 Bloor Street East, Toronto, Ontario, Canada

Webcast

A live webcast of the meeting will be available at rogers.com/investors

Business of the Annual General Meeting of Shareholders:

1.	receiving the consolidated financial statements for the year ended December 31, 2011 including the external auditors’ report;

2.	electing 18 directors;

3.	appointing the external auditors; and

4.	consider any other business which may properly come before the meeting.

You have the right to vote

You are entitled to notice of and to attend and vote at the meeting if you were a registered holder of Class A Voting Shares at the close of business in Toronto, Ontario, Canada on March 15, 2012 (subject to the voting restrictions described in the Information Circular attached).

If you were a registered holder of Class B Non-Voting Shares at that time, you are entitled to notice of and to attend the meeting, but not to vote at the meeting.

Admission to the meeting

Shareholders wishing to attend the meeting will be required to produce a proxy, meeting notice or otherwise provide proof of share ownership to gain admission.

On peut obtenir le texte français de cette circulaire d’information en communiquant avec Mr. Bruce Mann, au siège social de la Compagnie situé au 333 Bloor Street East, Toronto, Ontario M4W 1G9, ou en téléphonant au 416.935.3522. Le texte français sera disponible à l’assemblée.

By order of the Board of Directors,

David P. Miller

Secretary

Toronto, Ontario, Canada

March 16, 2012

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INFORMATION CIRCULAR

Information is as of March 16, 2012 unless otherwise stated.

The management of Rogers Communications Inc. is soliciting the proxy of holders of Class A Voting Shares for use at the annual general meeting of shareholders to be held on April 25, 2012 (the meeting). We will pay the cost of proxy solicitation. The solicitation will be mainly by mail. However, we may solicit proxies by telephone, in writing or in person by our directors, officers or designated agents, at nominal cost. We, us, our/ours, RCI and the Corporation refers to Rogers Communications Inc. and you and yours refers to a shareholder of Rogers Communications Inc.

Voting Information

REGISTERED SHAREHOLDERS

You are a registered shareholder if your shares are registered directly in your own name in the records of registered shareholders maintained for the Corporation by our Transfer Agent and Registrar.

Who Can Vote?

If you were a registered holder of Class A Voting Shares (the Class A Shares) at the close of business in Toronto, Ontario, Canada on March 15, 2012 (the record date) you will be entitled to attend and vote those Class A Shares at the meeting or any adjournments or postponements of the meeting. If you were a registered holder of Class B Non-Voting Shares (the Class B Shares) on the record date you will be entitled to attend the meeting or any adjournments or postponements of the meeting but will not be entitled to vote on any business. Voting is subject to certain restrictions described below. Shareholders wishing to attend the meeting will be required to produce a proxy, notice of meeting or otherwise provide proof of share ownership to gain admission.

Voting By Proxy

If you are entitled to vote Class A Shares in person, you may appoint someone else to attend the meeting and cast your votes (a proxyholder).

Appointing a Proxyholder

If it is not convenient for you to attend the meeting, you may vote on the matters to be considered at the meeting in one of two ways:

•	You may authorize the management representatives named on the enclosed proxy card to vote your Class A Shares. If you choose this option, there are four ways you can give your voting instructions:

—	Mail. Complete the enclosed proxy card by indicating how you want your shares voted. Sign, date and return the proxy card in the envelope provided. The address for receiving proxies is Secretary of the Corporation c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Canada.

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—	Telephone. (Canada and the United States only). Call the toll free number on the enclosed proxy card using a touchtone telephone and follow the voice instructions. Please have your Control Number, Holder Account Number and Access Number ready to give your voting instructions on the telephone. These numbers are located on the front of the enclosed proxy card. If your proxy card does not contain a Control Number, Holder Account Number and Access Number, you will not be able to vote by telephone.

—	Internet. Follow the instructions on the enclosed proxy card in order to give your voting instructions through the Internet. Please have your proxy card with you when you are ready to proceed, as it contains the information you will need to give your voting instructions through the Internet.

—	Fax. Complete the enclosed proxy card by indicating how you want your shares voted. Sign and date the proxy card. Fax the completed proxy card to Computershare at 416.263.9524 or toll free in Canada and the United States only at 866.249.7775.

or

•

You may appoint another person to attend the meeting on your behalf and vote your Class A Shares. If you choose this option, you can appoint your proxyholder by mail, fax or through the Internet. If you mail or fax the proxy card, you must print that person’s name in the blank space provided on the back of the enclosed proxy card and you may indicate how you want your shares voted. Sign, date and return the proxy card in the envelope provided or fax the proxy card as described above. You may also appoint a second person to be your alternate proxyholder. Neither your proxyholder nor alternate proxyholder need be a shareholder. The person you appoint must attend the meeting and vote on your behalf in order for your votes to be counted. Proxyholders should register with representatives of Computershare when they arrive at the meeting.

Please remember that your proxy or voting instructions must be received by no later than 4:30 p.m. (local time in Vancouver) (7:30 p.m. local time in Toronto) on April 23, 2012.

Your Voting Choices

You may instruct the proxyholder how you want to vote by marking the appropriate box or boxes on the proxy card. The proxyholder must vote (or withhold from voting) your Class A Shares as you instruct, on any vote on a poll, and, if you specify a choice with respect to any matter to be acted upon, your Class A Shares will be voted accordingly. If you do not mark a box, your proxyholder may decide how to vote your Class A Shares.

If the management representatives named in the proxy card are your proxyholders, they will vote your Class A Shares as follows, unless you have marked the boxes with different choices:

—	FOR the election as directors of the proposed nominees shown in this Information Circular

—	FOR the appointment of KPMG LLP as auditors

—	FOR management’s proposals generally

Amendments or New Business

On any amendments or variations proposed or any new business properly before the meeting, your proxyholder can decide how to vote your Class A Shares. Management is not aware of any amendments, variations or other business.

2012 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    5

Changing Your Mind

You may revoke your proxy card by:

•

delivering a completed and signed proxy card with a later date to either our registered office at 2900-550 Burrard Street, Vancouver, British Columbia V6C 0A3, Canada or to the place identified above under Appointing a Proxyholder by 4:30 p.m. (local time in Vancouver) (7:30 p.m. local time in Toronto) on April 23, 2012 or to the chairman or scrutineer at the meeting before any vote (for which the proxy is to be used) is taken;

•

delivering a written revocation to either our registered office at 2900-550 Burrard Street, Vancouver, British Columbia V6C 0A3, Canada or to the place identified above under Appointing a Proxyholder by 4:30 p.m. (local time in Vancouver) (7:30 p.m. local time in Toronto) on April 23, 2012 or to the chairman or scrutineer at the meeting before any vote (for which the proxy is to be used) is taken;

•	attending the meeting in person and participating in a vote; or

•	any other way the law allows.

BENEFICIAL OWNERS (NON-REGISTERED HOLDERS)

Only registered holders of Class A Shares or their proxyholders may vote at the meeting. In many cases, the Class A Shares are registered in the name of your representative, such as a broker, bank, trust company or trustee, rather than in your name.

How Does a Non-Registered Holder of Class A Shares Give Voting Instructions?

Your representative may have sent to you the meeting materials including a voting instruction form or a blank proxy card signed by the representative. You may provide your voting instructions by filling in the appropriate boxes. Please follow your representative’s instructions for signing and returning the applicable materials. Sometimes you may be allowed to give your instructions by Internet or telephone.

How Does a Non-Registered Holder of Class A Shares Vote in Person at the Meeting?

You can request your representative to appoint you as its proxyholder. Insert your own name as proxyholder on the voting instruction form or proxy card you received from your representative and then follow your representative’s instructions.

Changing Your Mind as Non-Registered Holder

As a non-registered shareholder of Class A Shares, you may change your voting instructions or decide to vote in person by giving written notice to your representative. However, your representative may not be able to act unless it receives written notice from you in time (7 days or more before the meeting).

HOW VOTES ARE COUNTED

Class A Shares

Each Class A Share is entitled to 50 votes on a poll.

Restrictions on the Transfer, Voting, Ownership and Issue of Shares

We have ownership interests in several Canadian entities licenced or authorized to operate under applicable communications laws (the Laws) including the:

•	Broadcasting Act (Canada);

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•	Telecommunications Act (Canada); and

•	Radiocommunication Act (Canada).

The Laws have foreign ownership limits (the Limits) for various classes of licensed or authorized entities. You can obtain a copy of the Limits from our Secretary.

The Laws also impose a number of restrictions on changes in effective control of licencees or authorized entities, and the transfer of licences held by them. Our Articles therefore impose restrictions on the issue and transfer of our shares and the exercise of voting rights to ensure that we and any Canadian corporation in which we have any interest are:

•	qualified to hold or obtain any cable television, broadcasting or telecommunications licence or authorized to operate a similar entity under the Laws; and

•	not in breach of the Laws or any licences issued to us or to any of our Canadian subsidiaries, associates or affiliates under the Laws.

If our board of directors (the Board) considers that our or our subsidiaries’ ability to hold and obtain licences, or to remain in compliance with the Laws, may be in jeopardy, the Board may invoke the restrictions in our Articles on transfer, voting and issue of our shares.

OUTSTANDING SHARES AND MAIN SHAREHOLDERS

On March 16, 2012, 112,462,014 Class A Shares were outstanding. Voting control of the Corporation is held by the Rogers Control Trust. The information below regarding the Rogers Control Trust and the estate arrangements of the late Ted Rogers has been provided to RCI by representatives of the estate.

Prior to his death in December 2008, Ted Rogers controlled RCI through his ownership of voting shares of a private holding company. Under his estate arrangements, the voting shares of that company, and consequently voting control of RCI and its subsidiaries, passed to the Rogers Control Trust, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee (the Trustee) and members of the family of the late Ted Rogers are beneficiaries. As of March 16, 2012, the Rogers Control Trust and private Rogers family holding companies controlled by the Rogers Control Trust together owned 102,232,198 Class A Shares, representing approximately 90.90% of the outstanding Class A Shares, and 39,603,700 Class B Shares, representing approximately 9.60% of the outstanding Class B Shares.

The Rogers Control Trust holds voting control of the Rogers group of companies for the benefit of successive generations of the family of the late Ted Rogers. The equity of the private Rogers family holding companies is owned by members of the Rogers family and trusts for their benefit.

The governance structure of the Rogers Control Trust comprises the Control Trust Chair, the Control Trust Vice-Chair, the Trustee, and a committee of advisors appointed in accordance with the estate arrangements from among members of the Rogers family, individual trustees of a trust for the benefit of Rogers family members, and other individuals (the Advisory Committee).

The Control Trust Chair acts in effect as chief executive of the Rogers Control Trust and has responsibility under the estate arrangements as representative of the controlling shareholder to provide overall leadership to RCI on long-term strategy and direction. The Control Trust Chair’s duties also include liaising with Rogers family members and the voting of proxies in respect of the Class A Shares held by the private Rogers family holding companies. The Control Trust Chair has the duty to vote the proxies on the election of directors of RCI and to approve, disapprove or otherwise use reasonable efforts to influence other matters affecting RCI, in each case in his or her discretion subject to the obligations imposed on the Control Trust Chair under the estate arrangements and the authority of the Advisory Committee as described in more detail below. The

2012 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    7

Control Trust Vice-Chair assists the Control Trust Chair in the performance of his or her duties. Both the Control Trust Chair and the Control Trust Vice-Chair are accountable to the Advisory Committee. Currently, Edward S. Rogers is the Control Trust Chair and Melinda M. Rogers is the Control Trust Vice-Chair.

The Control Trust Chair is obligated to vote the proxies in respect of the Class A Shares held by the private Rogers family holding companies so as to elect as directors of RCI those individuals serving from time to time as Control Trust Chair, Control Trust Vice-Chair, individual trustees of a trust for the benefit of Rogers family members, and the chief executive officer of the private Rogers family holding companies. (A substantial majority of those individuals are currently serving as directors of RCI.) The Control Trust Chair is also obligated to use reasonable efforts to procure the appointment of the Control Trust Chair and the Control Trust Vice-Chair to the Finance and Nominating Committees of the RCI board (with the Control Trust Chair appointed as chair of these committees). In addition, the estate arrangements provide that the Control Trust Chair should be a senior officer of RCI, such as the chairman or deputy chairman of the board of directors of RCI, or a member of senior management of RCI.

The Advisory Committee is responsible for the appointment and removal of the Control Trust Chair and the Control Trust Vice-Chair (with preference being given to members of the Rogers family in accordance with the order of priority set out in the estate arrangements), the approval on behalf of the Rogers Control Trust of certain significant transactions affecting RCI, including any transaction that would result in a change of control of RCI or any of its material subsidiaries or the sale by any of them of all or substantially all of its assets or the acquisition by any of them of significant assets, and the imposition of conditions, if any, on the voting of proxies by the Control Trust Chair. Decisions of the Advisory Committee generally require approval by two-thirds of its members as well as the concurrence of the Trustee. The current members of the Advisory Committee are: Loretta A. Rogers, Lisa A. Rogers, Edward S. Rogers, Melinda M. Rogers, Martha L. Rogers, David A. Robinson and Ann T. Graham (Rogers family members); Alan D. Horn, Thomas I. Hull and John H. Tory (trustees of a trust for the benefit of Rogers family members); and Philip B. Lind and Peter C. Godsoe.

The Trustee is responsible for the administration of the Rogers Control Trust. Its responsibilities include appointing individuals as Control Trust Chair, Control Trust Vice-Chair and Advisory Committee members in accordance with the estate arrangements, executing proxies in favour of the Control Trust Chair, imposing conditions on the voting of proxies as directed by the Advisory Committee, and preparing reports for the Advisory Committee on the stewardship of the Control Trust Chair and the performance of the Rogers group of companies.

The Rogers Control Trust satisfies the Limits that apply to RCI and its regulated subsidiaries.

RESTRICTED SHARE DISCLOSURE

Holders of Class B Shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or the Corporation’s constating documents that an offer be made for the outstanding Class B Shares and there is no other protection available to holders of Class B Shares under the Corporation’s constating documents. If an offer is made to purchase both Class A Shares and Class B Shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Shares.

Further information as to our capital structure is contained in the consolidated financial statements for the year ended December 31, 2011, Note 21.

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Business of the Meeting

ELECTION OF DIRECTORS

In accordance with our Articles, the Board has set at 18 the number of directors to be elected at the meeting. All of the current directors retire at the annual general meeting but are eligible for re-election. Ronald D. Besse and Colin D. Watson will not be seeking re-election.

The Proposed Nominees

The management representatives named in the enclosed proxy card intend (subject to contrary instructions) to vote for the election of the 18 proposed nominees named below. Each director elected will serve until the next annual general meeting, subject to possible earlier termination.

Charles William David Birchall Age: 69 Toronto, Ontario Canada Director Since: 2005 (7 years) Independent		Mr. Birchall serves as Vice Chairman of Barrick Gold Corporation and Chairman of Barrick International Banking Corporation, a subsidiary of Barrick Gold Corporation. Mr. Birchall served as Vice Chairman of TrizecHahn Corporation from 1996 to 2001. Mr. Birchall is a Fellow of The Institute of Chartered Accountants in England and Wales.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		8 of 8	100%	Barrick Gold Corporation
		Audit		4 of 4	100%	(TSX/NYSE:ABX)
		Finance		5 of 5	100%
		Nominating		3 of 3	100%

		Combined Total		20 of 20	100%
		Skills and Experience: mining, finance, accounting, senior executive(1), director(4)

Equity Ownership:
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)(3)	Meets Requirements	Equity at Risk as Multiple of 2011 Cash Retainer
2011	Nil	40,000	24,095	$2,169,621	4.0	Yes	54.2
2012	Nil	40,000	29,748	$2,662,536	6.0	Yes	41.0
Change	Nil	Nil	5,653	$492,915		Nil

2012 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    9

Stephen Aaron Burch Age: 62 Owings Mills, Maryland, United States Director Since: 2010 (2 years) Independent		Mr. Burch is the Chairman of the Board of the University of Maryland Medical Systems, and has more than 30 years experience in the communications industry. From 2006 to 2007, he was the President and Chief Executive Officer of Virgin Media (formerly NTL, Inc.) in the United Kingdom. From 1987 to 2005, Mr. Burch served in various capacities at Comcast Cable Communications, most recently as President of the Atlantic Division. Mr. Burch serves on various public service boards and educational institutions. He has a JD from Gonzaga University.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		8 of 8	100%	Nil
		Audit		4 of 4	100%

		Combined Total		12 of 12	100%
		Skills and Experience: communications, senior executive(1), director(4), public sector(7)

Equity Ownership:
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)(3)	Meets Requirements	Equity at Risk as Multiple of 2011 Cash Retainer
2011	Nil	Nil	2,054	$69,631	4.0	Yes(10)	1.7
2012	Nil	Nil	4,522	$171,609	6.0	Yes(10)	2.6
Change	Nil	Nil	2,468	$101,978		Nil

John Henry Clappison Age: 65 Toronto, Ontario Canada Director Since: 2006 (6 years) Independent		Mr. Clappison is a Corporate Director. Mr. Clappison was associated with PricewaterhouseCoopers from 1968 until his retirement in 2005. From 1990 to 2005, Mr. Clappison was the Greater Toronto Area Managing Partner of PricewaterhouseCoopers. Mr. Clappison is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		7 of 8	88%	SunLife Financial Inc.
		Audit		3 of 4	75%	(TSX/NYSE/Other:SLF)
		Pension		3 of 3	100%	Cameco Corporation
						(TSX/NYSE:CCO)
						Inmet Mining Corporation
						(TSX:IMN)

		Combined Total		13 of 15	87%
		Skills and Experience: accounting, finance, senior executive(1), director(4)
Equity Ownership:
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)(3)	Meets Requirements	Equity at Risk as Multiple of 2011 Cash Retainer
2011	Nil	1,000	14,313	$519,031	4.0	Yes	13.0
2012	Nil	1,000	17,259	$693,319	6.0	Yes	10.7
Change	Nil	Nil	2,946	$174,288		Nil

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Peter Cowperthwaite Godsoe, O.C., O. Ont. Age: 73 Toronto, Ontario Canada Director Since: 2003 (9 years) Independent		Mr. Godsoe is a Corporate Director and has served as Lead Director of the Corporation since March 2006. Mr. Godsoe is a member of the Advisory Committee of the Rogers Control Trust.(6) Prior to December 2003, Mr. Godsoe was the Chairman and Chief Executive Officer of the Bank of Nova Scotia, a financial services company. Mr. Godsoe holds a B.Sc. (Mathematics and Physics) from the University of Toronto and an M.B.A. from the Harvard Business School. He is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		7 of 8	88%	Ingersoll-Rand Company Limited
		Finance		5 of 5	100%	(NYSE:IR)
		Compensation		5 of 6	83%	Onex Corporation
		Corporate Governance		2 of 2	100%	(TSX:OCX)
		Nominating		3 of 3	100%

		Combined Total		22 of 24	92%
		Skills and Experience: banking, finance, accounting, senior executive(1), director(4)
Equity Ownership:
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)(3)	Meets Requirements	Equity at Risk as Multiple of 2011 Cash Retainer
2011	Nil	28,400	45,533	$2,504,057	4.0	Yes	31.3
2012	Nil	28,400	54,684	$3,164,113	6.0	Yes	30.1
Change	Nil	Nil	9,151	$660,056		Nil

Alan Douglas Horn(5) Age: 60 Toronto, Ontario Canada Director Since: 2006 (6 years) Non-Independent		Mr. Horn has served as Chairman of the Board of the Corporation and President and Chief Executive Officer of Rogers Telecommunications Limited and certain private companies which control the Corporation since March 2006. Mr. Horn was Vice President, Finance and Chief Financial Officer of the Corporation from September 1996 to March 2006 and he served as President and Chief Operating Officer of Rogers Telecommunications Limited from 1990 to 1996. Mr. Horn was Acting President and Chief Executive Officer of the Corporation from October 2008 to March 2009. Mr. Horn is a member of the Advisory Committee of the Rogers Control Trust.(6) Mr. Horn is a Chartered Accountant. Mr. Horn received a B.Sc. with First Class Honours in Mathematics from the University of Aberdeen, Scotland.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board Pension Committee		8 of 8 3 of 3	100% 100%	Fairfax Financial Holdings Limited
		Finance Committee		5 of 5	100%	(TSX:FFH)
						CCL Industries Inc.
						(TSX:CCL)

		Combined Total		16 of 16	100%
		Skills and Experience: telecommunications, finance, accounting, senior executive(1), director(4)
Equity Ownership:
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)(3)	Meets Requirements	Equity at Risk as Multiple of 2011 Cash Retainer
2011	46,600	1,000,000	21,703	$36,178,810	4.0	Yes	144.7
2012	46,600	1,304,255	26,664	$52,826,513	6.0	Yes	211.3
Change	Nil	304,255	4,961	$16,647,703		Nil

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Thomas Ian Hull Age: 79 Toronto, Ontario Canada Director Since: 1979 (33 years) Independent		Mr. Hull is Chairman and Chief Executive Officer of The Hull Group of Companies, an insurance brokerage firm. Mr. Hull is a member of the Advisory Committee of the Rogers Control Trust.(6) Mr. Hull is a graduate of Upper Canada College and the Insurance Co. of North America College of Insurance and Risk Management. Mr. Hull is a life member of the Canadian Association of Insurance and Financial Advisors and past president of the Life Underwriters’ Association of Toronto.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		8 of 8	100%	Nil
		Finance		5 of 5	100%
		Compensation		6 of 6	100%
		Corporate Governance		2 of 2	100%

		Combined Total		21 of 21	100%
		Skills and Experience: insurance, senior executive(1)
Equity Ownership:
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)(3)	Meets Requirements	Equity at Risk as Multiple of 2011 Cash Retainer
2011	445,900	3,100	68,102	$17,944,197	4.0	Yes	448.6
2012	408,400	3,100	73,144	$18,752,840	6.0	Yes	288.5
Change	-37,500	Nil	5,042	$808,643		Nil

Philip Bridgman Lind, C.M. Age: 68 Toronto, Ontario Canada Director Since: 1979 (33 years) Non-Independent		Mr. Lind serves as Vice-Chairman of the Corporation and is a member of the Advisory Committee of the Rogers Control Trust.(6) Mr. Lind joined the Corporation in 1969 as Programming Chief and has served as Secretary of the Board and Senior Vice President, Programming and Planning. Mr. Lind is also a director of the Council for Business and the Arts and the Art Gallery of Ontario. Mr. Lind is a former member of the Board of the National Cable Television Association in the U.S. and is a former Chairman of the Canadian Cable Television Association. He is also Chairman of the Board of the CCPTA (Channel 17, WNED) and a director of the Atlantic Salmon Federation, Vancouver Art Gallery Board and The US Cable Center, Denver. Mr. Lind holds a B.A. (Political Science and Sociology), University of British Columbia and a M.A. (Political Science), University of Rochester. In 2002, he received a Doctor of Laws, honoris causa, from the University of British Columbia. In 2002, Mr. Lind was appointed to the Order of Canada.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		8 of 8	100%	Brookfield Asset Management
						Inc.
						(TSX/NYSE:BAM)

		Combined Total		8 of 8	100%
		Skills and Experience: cable, broadcasting, senior executive(1), director(4)
Equity Ownership: Mr. Lind is subject to share ownership guidelines in his capacity as an employee of the Corporation – See “Senior Executive Incentive and Ownership Program – (c) Share Ownership Guidelines” below
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)(3)	Meets Requirements	Equity at Risk as Multiple of 2011 Cash Retainer
2011	380,520	926	44,860	n/a	n/a	n/a	n/a
2012	380,520	926	48,319	n/a	n/a	n/a	n/a
Change	Nil	Nil	3,459	n/a	n/a	n/a	n/a

12    ROGERS COMMUNICATIONS INC.    2012 MANAGEMENT INFORMATION CIRCULAR

John A. MacDonald Age: 57 Toronto, Ontario Canada Director Since: New Independent		Mr. MacDonald is an experienced senior executive who has worked at some of Canada’s largest technology organizations. Mr. MacDonald was President, Enterprise Division of MTS Allstream when he retired in December of 2008. In November 2002, Mr. MacDonald joined AT&T Canada as President and Chief Operating Officer. The company was re-branded Allstream in 2003 and was subsequently acquired by MTS the following year. Previously Mr. MacDonald served as President and Chief Executive Officer of Leitch Technology Corp. Prior to that, he was with Bell Canada from 1994 to 1999, serving first as Executive Vice President, Business Development and Chief Technology Officer before becoming President and COO in 1998. Mr. MacDonald began his career in 1977 at NBTel, the major supplier of telecommunications services in New Brunswick, rising to the post of President and Chief Executive Officer in 1994. Mr. MacDonald currently is a director of two privately held companies. Mr. MacDonald was previously a director of Rogers Cable. Mr. MacDonald holds a B.Sc. in electrical engineering from Dalhousie University and a B.A., Engineering from the Technical University of Nova Scotia.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		n/a	n/a	Nil

Skills and Experience: telecommunications, senior executive(1), director(4)
Equity Ownership:
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)(3)	Meets Requirements	Equity at Risk as Multiple of 2011 Cash Retainer
2012	Nil	Nil	Nil	Nil	6.0	n/a	n/a

Isabelle Marcoux Age: 42 Montreal, Quebec Canada Director Since: 2008 (4 years) Independent		Ms. Marcoux serves as Transcontinental Inc.’s Chair, and was previously Vice Chair, from 2007, and Vice President, Corporate Development, from 2004. Between 1997 and 2004, Ms. Marcoux held the positions of Director, Mergers and Acquisitions, Legal Counsel and Assistant Secretary at Transcontinental Inc. Prior to joining Transcontinental Inc., Ms. Marcoux was a lawyer at McCarthy Tétrault LLP. Ms. Marcoux is a member of the Board of George Weston Limited, Power Corporation of Canada, the Montreal Museum of Fine Arts and the Board of Trade of Metropolitan Montreal. Ms. Marcoux holds a B.A., Economics and Political Sciences and a B.A., Civil Law, both from McGill University.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		8 of 8	100%	Transcontinental Inc.
		Corporate Governance		2 of 2	100%	(TSX: TCL)
		Compensation		6 of 6	100%	George Weston Limited
						(TSX:WN)
						Power Corporation of Canada
						(TSX:POW)

		Combined Total		16 of 16	100%
		Skills and Experience: law, publishing, senior executive(1), director(4)
Equity Ownership:
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)(3)	Meets Requirements	Equity at Risk as Multiple of 2011 Cash Retainer
2011	Nil	Nil	8,755	$296,795	4.0	Yes	7.4
2012	Nil	Nil	12,579	$477,373	6.0	Yes	7.3
Change	Nil	Nil	3,824	$180,578		Nil

2012 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    13

Nadir Mohamed Age: 55 Toronto, Ontario Canada Director Since: 2005 (7 years) Non-Independent		Mr. Mohamed serves as President and Chief Executive Officer of the Corporation. Mr. Mohamed previously served as President and Chief Operating Officer, Communications Group of the Corporation. Mr. Mohamed joined the Corporation in August 2000 as President and Chief Operating Officer of Rogers Wireless Inc. and served as President and Chief Executive Officer of Rogers Wireless Inc. from July 2001 to May 2005. Mr. Mohamed is also a board member of TD Bank Financial Group and Ryerson University’s Board of Governors. Mr. Mohamed holds an undergraduate degree from the University of British Columbia. Mr. Mohamed is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of British Columbia.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		8 of 8	100%	The Toronto-Dominion Bank
						(TSX:TD)

		Combined Total		8 of 8	100%
		Skills and Experience: telecommunications, senior executive(1), director(4)
Equity Ownership: Mr. Mohamed is subject to share ownership guidelines in his capacity as an employee of the Corporation – See “Senior Executive Incentive and Ownership Program – (c) Share Ownership Guidelines” below
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)(3)	Meets Requirements	Equity at Risk as Multiple of 2011 Cash Retainer
2011	Nil	42,567	Nil	n/a	n/a	n/a	n/a
2012	Nil	45,135	Nil	n/a	n/a	n/a	n/a
Change	Nil	2,568	Nil	n/a	n/a	n/a	n/a

The Honourable David Robert Peterson, P.C., Q.C. Age: 68 Toronto, Ontario Canada Director Since: 1991 (21 years) Independent		Mr. Peterson is Senior Partner and Chairman of the law firm Cassels Brock & Blackwell LLP. Mr. Peterson is Chancellor of The University of Toronto and also a director of St. Michael’s Hospital. Mr. Peterson holds a B.A. and LL.B., University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980, and summoned by Her Majesty to the Privy Council in 1992.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		8 of 8	100%	Industrielle Alliance Insurance
		Pension		3 of 3	100%	and Financial Services Inc.
						(TSX:IAG)
						Shoppers Drug Mart Corporation
						(TSX:SC)
						Franco-Nevada Corporation
						(TSX:FNV)
						VersaPay Corporation
						(TSX Venture:VPY)
						MBAC Fertilizer Corp.
						(TSX:MBC)
						SouthEast Group Ltd.
						(HKSE: 0726)

		Combined Total		11 of 11	100%
		Skills and Experience: law, senior executive(1), director(4), public sector(7)
Equity Ownership:
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)(3)	Meets Requirements	Equity at Risk as Multiple of 2011 Cash Retainer
2011	Nil	76,900	57,988	$4,566,551	4.0	Yes	114.2
2012	Nil	76,900	64,645	$5,401,623	6.0	Yes	83.1
Change	Nil	Nil	6,657	$835,072		Nil

14    ROGERS COMMUNICATIONS INC.    2012 MANAGEMENT INFORMATION CIRCULAR

Edward S. Rogers(8) Age: 42 Toronto, Ontario Canada Director Since: 1997 (15 years) Non-Independent		Mr. Rogers serves as Deputy Chairman and Executive Vice-President of the Emerging Business and Corporate Development of the Corporation. He is the Control Trust Chair and a member of the Advisory Committee of the Rogers Control Trust.(6) Mr. Rogers previously served as President and Chief Executive Officer of Rogers Cable Communications Inc. from 2003 to 2009. Mr. Rogers worked for Comcast Corporation, Philadelphia from 1993 to 1996. He served as Vice President and General Manager, Paging, Data and Emerging Technologies of Rogers Wireless Inc. from 1996 to 1998; Vice President and General Manager, GTA of Rogers Cable Inc. from 1998 to 2000; and Senior Vice-President, Planning and Strategy of the Corporation from 2000 to 2002. Mr. Rogers serves on the Board of CableLabs. Mr. Rogers is the Honourary Founding Chairperson of the ONEXONE Foundation, is a board member of The Fashion for Passion Foundation and is a board member of the Toronto SickKids Foundation. Mr. Rogers holds a B.A., University of Western Ontario.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		8 of 8	100%	Nil
		Finance		5 of 5	100%
		Nominating		3 of 3	100%

		Combined Total		16 of 16	100%
		Skills and Experience: cable, telecommunications, director(4)
Equity Ownership: Mr. Rogers is subject to share ownership guidelines in his capacity as an employee of the Corporation – See “Senior Executive Incentive and Ownership Program – (c) Share Ownership Guidelines” below
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)(3)	Meets Requirements	Equity at Risk as Multiple of 2011 Cash Retainer
2011	2,000	402,590	Nil	n/a	n/a	n/a	n/a
2012	2,000	1,003,103	Nil	n/a	n/a	n/a	n/a
Change	Nil	600,513	Nil	n/a	n/a	n/a	n/a

Loretta Anne Rogers(8) Age: 72 Toronto, Ontario Canada Director Since: 1979 (33 years) Non-Independent		Mrs. Rogers serves as a Corporate Director and is a member of the Advisory Committee of the Rogers Control Trust.(6) Mrs. Rogers is President of the Canadian Lyford Cay Foundation and a member of the American Lyford Cay Foundation. Mrs. Rogers is also a member of the Toronto General & Western Hospital Foundation. Mrs. Rogers holds a B.A., University of Miami, an honourary Doctorate of Laws, University of Western Ontario, and an honourary Doctor of Laws, Ryerson University.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		8 of 8	100%	Nil

		Combined Total		8 of 8	100%
		Skills and Experience: director(4)

Equity Ownership:
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)(3)	Meets Requirements	Equity at Risk as Multiple of 2011 Cash Retainer
2011	2,000	99,075	48,230	$5,055,374	4.0	Yes	126.4
2012	2,000	91,675	54,366	$5,655,669	6.0	Yes	87.0
Change	Nil	-7,400	6,136	$600,295		Nil

2012 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    15

Martha Loretta Rogers(8) Age: 39 Toronto, Ontario Canada Director Since: 2008 (4 years) Non-Independent		Ms. Rogers is a member of the Advisory Committee of the Rogers Control Trust.(6) She holds a Doctor of Naturopathic Medicine degree from the Canadian College of Naturopathic Medicine and a B.A. from the University of Western Ontario. Ms. Rogers serves on several charitable boards including as Chair of The Rogers Foundation, and previously served as a director of Rogers Wireless Communications Inc. and Rogers Media Inc. Ms. Rogers is a Director of the Canadian Lyford Cay Foundation, a member of the Advisory Board of Artists for Peace and Justice and is on the Board of Trustees of The Bishop Strachan School (BSS).
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		7 of 8	88%	Nil
		Pension		2 of 3	67%

		Combined Total		9 of 11	82%
		Skills and Experience: director(4)
Equity Ownership:
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)(3)	Meets Requirements	Equity at Risk as Multiple of 2011 Cash Retainer
2011	200	602,210	7,578	$20,630,602	4.0	Yes	515.8
2012	200	602,210	12,201	$23,559,525	6.0	Yes	362.5
Change	Nil	Nil	4,623	$2,928,923		Nil

Melinda Mary Rogers(8) Age: 41 Toronto, Ontario Canada Director Since: 2002 (10 years) Non-Independent		Ms. Rogers has served as Senior Vice-President, Strategy and Development of the Corporation, since October 2006. Ms. Rogers is the Control Trust Vice-Chair and a member of the Advisory Committee of the Rogers Control Trust.(6) Ms. Rogers also serves as Chairman of the Jays Care Foundation and is a director of The Governing Council of the University of Toronto and iBahn Corporation. Ms. Rogers served as Vice President, Venture Investments from 2000 to 2004 and Vice President, Strategic Planning and Venture Investments from 2004 to 2006. Prior to joining RCI, Ms. Rogers was a Product Manager for At Home Corporation, Redwood City, California. Ms. Rogers holds a B.A., University of Western Ontario and an M.B.A., University of Toronto.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		8 of 8	100%	Nil
		Nominating		3 of 3	100%
		Pension		2 of 3	67%
		Finance		5 of 5	100%

		Combined Total		18 of 19	95%
		Skills and Experience: telecommunications, finance, director(4)
Equity Ownership: Ms. Rogers is subject to share ownership guidelines in her capacity as an employee of the Corporation
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)(3)	Meets Requirements	Equity at Risk as Multiple of 2011 Cash Retainer
2011	200	603,960	Nil	n/a	n/a	n/a	n/a
2012	200	603,960	3,741	n/a	n/a	n/a	n/a
Change	Nil	Nil	3,741	n/a	n/a	n/a	n/a

16    ROGERS COMMUNICATIONS INC.    2012 MANAGEMENT INFORMATION CIRCULAR

William Tate Schleyer Age: 60 Rye Beach, New Hampshire United States Director Since: 1998 (14 years) Independent		Mr. Schleyer serves as a Corporate Director. Mr. Schleyer served as President and Chief Executive Officer, AT&T Broadband, a cable television and internet service provider from 2001 to 2003. Prior to that, Mr. Schleyer served as Chairman and Chief Executive Officer of Adelphia Communications Corp., a cable television and Internet access provider, from January 2003 to February 2007. Mr. Schleyer holds a B.A., Mechanical Engineering, Drexel University and an M.B.A., Harvard Business School.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		8 of 8	100%	CRA International, Inc.
		Compensation		5 of 6	85%	(NASDAQ:CRAI)

		Combined Total		13 of 14	90%
		Skills and Experience: cable, telecommunications, senior executive(1), director(4)

Equity Ownership:
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)(3)	Meets Requirements	Equity at Risk as Multiple of 2011 Cash Retainer
2011	Nil	114,000	46,929	$5,446,373	4.0	Yes	136.2
2012	Nil	118,000	53,317	$6,547,500	6.0	Yes	100.7
Change	Nil	4,000	6,388	$1,101,127		Nil

Dr. Charles Sirois(11) Age: 57 Montreal, Quebec Canada Director Since: New Independent		Mr. Sirois is Chair of the Board of the Canadian Imperial Bank of Commerce and has been a director since 1997. Mr. Sirois is also Chairman and Chief Executive Officer of Telesystem Ltd., a private holding company of which he is the founder and principal shareholder, and Chairman of Enablis Entrepreneurial Network, a Canadian-based not-for-profit organization whose mission is to drive meaningful economic development by empowering individual entrepreneurs in the developing world. He is also Founding Partner of Tandem Expansion Fund, a private investment fund focused on growth capital for high potential Canadian technology companies. Mr. Sirois has extensive experience in telecommunications, having held senior positions at BCE Mobility and Teleglobe and having founded and held senior positions at Microcell Telecommunications and Telesystem International Wireless. Mr. Sirois holds a Bachelor’s degree in Finance from Université de Sherbrooke, a Masters degree in Finance from Université Laval (Québec City), as well as honorary doctorates from Université du Québec à Montréal, University of Ottawa, Concordia University, Laval University and École de technologie supérieure.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		n/a	n/a	Canadian Imperial Bank of Commerce
(TSX/NYSE:CM)

Skills and Experience: telecommunications, senior executive(1), director(4)
Equity Ownership:
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)(3)	Meets Requirements	Equity at Risk as Multiple of 2011 Cash Retainer
2012	Nil	Nil	Nil	Nil	6.0	n/a	n/a

2012 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    17

John H. Tory(9) Age: 57 Toronto, Ontario Canada Director Since: 2010 (2 years) Independent		Mr. Tory is a Corporate Director, and a member of the Advisory Committee of the Rogers Control Trust.(6) He served as a Member of Provincial Parliament and Leader of the Official Opposition in Ontario. Previous to that he was President & CEO of Rogers Media Inc. (1995-1999) and Rogers Cable Inc. (1999-2003). He was a managing partner of the law firm Torys LLP before joining Rogers. He is Chair of the Greater Toronto Civic Action Alliance (formerly Toronto City Summit Alliance), a broadcaster and is active in numerous charitable and community organizations.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		8 of 8	100%	Metro Inc.
		Corporate Governance		2 of 2	100%	(TSX:MRUA)
		Nominating		3 of 3	100%

		Combined Total		13 of 13	100%
		Skills and Experience: communications, senior executive(1), director(4), law, public sector(7)
Equity Ownership:
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)(3)	Meets Requirements	Equity at Risk as Multiple of 2011 Cash Retainer
2011	7,812	114,000	2,054	$4,197,203	4.0	Yes	104.9
2012	7,812	114,000	4,522	$4,845,709	6.0	Yes	74.5
Change	Nil	Nil	2,468	$648,506		Nil

Notes:

(1)	Senior officer or Chair of the Board of a major organization.
(2)	Equity at Risk is determined by adding the value of Class A Shares, Class B Shares and DSUs beneficially owned. Certain directors have control or direction over Class B shares which are not reported here as they are not included in the determination of Equity at Risk. The value of the Class A Shares and Class B Shares is determined with reference to the closing price for those shares on the Toronto Stock Exchange on March 5, 2012, which was $38.83 and $38.34, respectively. The value of DSUs is the fair market value of a DSU on March 5, 2012, calculated based on the weighted average trading price of the Class B Shares on the Toronto Stock Exchange for the five trading days before March 5, 2012 which was $37.95. For 2011, Equity at Risk was calculated using the value of the Class A Shares and Class B Shares determined on March 15, 2011, which was $34.83 and $33.82, respectively, and using the fair market value of a DSU calculated based on the weighted average trading price of the Class B Shares on the Toronto Stock Exchange for the five trading days before March 15, 2011, which was $33.90.
(3)	On April 27, 2011, the minimum shareholding requirements was changed from four times to six times the directors cash retainer of $65,000.
(4)	Director of another major public, private or non-profit organization.
(5)	Mr. Horn was a director of AT&T Canada Inc., as a representative of the Corporation, when it filed for protection from its creditors in October 2002.
(6)	Voting control of the Corporation is held by the Rogers Control Trust. See “Outstanding Shares and Main Shareholders”, above.
(7)	Including crown corporations and educational institutions.
(8)	Each of Edward S. Rogers, Loretta A. Rogers, Martha L. Rogers and Melinda M. Rogers, are immediate family members of each other and members of the family of the late Ted Rogers. For additional information, please see “Outstanding Shares and Main Shareholders”, above.
(9)	Mr. Tory was a director of Charter Communications Inc. when it filed for protection from its creditors in 2009.
(10)	Mr. Burch has 5 years to attain the required ownership. For additional information, please see “Share Ownership Guidelines”.
(11)	Mr. Sirois was Chairman of the Board of Microcell when it elected and was granted protection to restructure its capital under the CCAA in January 2003. In May 2003 Microcell successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of reorganization and of compromise and arrangement filed in February 2003, adopted by its affected creditors and judicially sanctioned. Mr. Sirois ceased to be a director of Microcell in 2004.

Each of the proposed nominees other than John A. MacDonald and Charles Sirois is now a director and has been a director since the date indicated above. Information as to shares beneficially owned by each proposed nominee or over which each proposed nominee exercises control or direction, directly or indirectly, not being within our knowledge, has been furnished by the respective proposed nominees individually.

18    ROGERS COMMUNICATIONS INC.    2012 MANAGEMENT INFORMATION CIRCULAR

APPOINTMENT OF AUDITORS

Management proposes that KPMG LLP be re-appointed as auditors of the Corporation. The management representatives named in the enclosed proxy card intend (subject to contrary instructions) to vote for the appointment of KPMG LLP as auditors to act until the next annual general meeting.

The following table presents the amount of fees for professional services rendered by KPMG LLP for the audit of the annual financial statements and fees billed for other services rendered by KPMG LLP.

Auditors’ Fees	2011	2010
Audit Fees(1)	$6,869,085	$7,892,753
Audit-Related Fees(2)	512,731	363,375
Tax Fees(3)	1,197,300	1,410,326
All Other Fees(4)	2,073,755	1,140,305
Total	$10,652,871	$10,806,759

Notes:

(1)	Consist of fees related to statutory audits, related audit work in connection with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements and accounting consultations related to the audited financial statements and procedures on adoption of International Financial Reporting Standards (IFRS) in 2010.
(2)	Consist mainly of advice relating to compliance with pension plan audits and other specified procedures engagements.
(3)	Consist of fees for tax consultation and compliance services, including indirect taxes.
(4)	Consist mainly of fees for operational advisory and risk management services and French translation of certain filings with regulatory authorities.

2012 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    19

Executive Compensation

REPORT OF THE COMPENSATION COMMITTEE

Members in 2011: Ronald D. Besse, Peter C. Godsoe, Thomas I. Hull (Chair), Isabelle Marcoux, William T. Schleyer, John H. Tory (effective December 12, 2011)

The Compensation Committee is responsible for assisting the Board in its oversight of the compensation, development and succession of the Corporation’s executives (for more information on the Committee’s mandate, please visit the Corporate Governance section of our website at rogers.com/investors). In 2011 the Compensation Committee was comprised of five independent directors: Thomas I. Hull (Chairman), Ronald D. Besse, Peter C. Godsoe, O.C., Isabelle Marcoux and William T. Schleyer. John H. Tory was appointed to the Committee on December 12, 2011 and will serve as an independent member in 2012. The Compensation Committee receives assistance from an independent advisor in order to fulfill its responsibilities.

All committee members have a thorough understanding of policies, principles, and governance related to human resources and executive compensation, and the necessary financial acumen to apply to the evaluation of executive compensation programs. They have acquired this knowledge through experience in prior roles, some of which include former chief executive officer positions of large publicly traded companies, as well as other directorship roles including most who sit on at least one other Rogers board committee. Mr. Besse also chairs the Audit Committee of the Board, and Mr. Godsoe and Mr. Hull both sit on the Finance Committee. This ensures a strong overlap and broader perspective related to the organization’s financial results, risk profile, and compensation outcomes. For more information on the occupations, skills, experience, and independence of each Committee member, please refer to the director profiles contained in this Information Circular.

Meetings:

The Compensation Committee met six times during 2011 in order to review key items according to its mandate and annual work plan. The Chair of the Board and members of management, including the CEO, attended the meetings at the invitation of the Chair of the Compensation Committee as did the Compensation Committee’s independent advisor, Hugessen Consulting Inc. (Hugessen). At each meeting there is an in camera session without management or the independent advisor present, and the Committee also regularly meets alone with their independent advisor, without management. Final approval of resolutions is made at the in camera sessions at the end of the meetings.

Highlights:

The following highlights items reviewed and approved by the Committee in 2011, and up to the date of this Information Circular:

CEO Performance, Priorities, and Compensation

•       reviewed and approved the 2011 priorities of the CEO;

•       approved the re-design of the CEO’s annual incentive plan structure effective in 2011, to incorporate an individual performance multiplier based on an assessment of the CEO’s performance; and

•       reviewed the performance of the CEO and recommended approval of his compensation to the Board in respect of 2011.

20    ROGERS COMMUNICATIONS INC.    2012 MANAGEMENT INFORMATION CIRCULAR

Succession Planning and Talent Management

•      reviewed the progress on our executive development and succession plans, and talent management plans across the company; and

•      approved the appointment of new talent in three pivotal roles within the organization – a Chief Human Resources Officer, a Chief Information Officer, and a Finance leader who will assume the CFO role following the Company’s Annual General Meeting on April 25, 2012.

Senior Executive Performance and Compensation

•      discussed the CEO’s annual performance assessments and approved compensation submitted by the CEO for other senior executives; and

•      reviewed and approved the compensation arrangements proposed by the CEO for new senior executives.

Compensation Plan Design

•      reviewed the extent to which performance measures for 2011 were achieved and approved 2011 funding levels for executive and broad-based employee incentive plans based on this achievement; and

•      approved broad-based incentive plan design for 2012, including key metrics, targets, and performance scales.

Compensation and Risk

•      in 2012, the Committee reviewed a Risk Assessment Report prepared by a management consultant (Towers Watson) which included a comprehensive review of the Corporation’s compensation programs, risk management process and governance.

Public Disclosure	• reviewed and approved this report of the Compensation Committee, including the Compensation Discussion & Analysis.

The Compensation Committee’s decisions about executive compensation policies and practices are made within the context of the Corporation’s goals of continuing to be an industry leading, high-performing communications company with a superior performance-driven employee culture and commitment to customer satisfaction. To this end, the Compensation Committee’s mandate is to oversee management in the attraction and retention of talented and highly motivated people that will excel in a fast-paced and challenging environment.

2012 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    21

COMPENSATION DISCUSSION & ANALYSIS

This Compensation Discussion and Analysis (the CD&A) describes and explains the Corporation’s compensation philosophy and objectives and the significant elements of compensation of the Corporation’s named executive officers (the NEOs) during the 2011 financial year.

Named Executive Officers

The NEOs for 2011 were:

Name	Title
Nadir Mohamed	President and Chief Executive Officer (CEO)
William W. Linton	Executive Vice President, Finance and Chief Financial Officer (CFO)
Robert W. Bruce	President, Communications
Linda Jojo	Executive Vice President & Chief Information Officer
Keith Pelley	President, Media

Executive Compensation Philosophy and Objectives

The Corporation fosters a “pay for performance” culture by placing strong emphasis on incentive compensation for its executives.

The primary objectives of our executive compensation programs are:

•	to attract, motivate and retain talented executives in a competitive environment;

•	to reward strong performance over both the short and long term;

•

to strengthen the connection between management’s interests and those of shareholders by aligning performance conditions in incentive plans and ownership expectations with the Corporation’s objectives and with the enhancement of shareholder value;

•	to encourage long-term career commitment to the Corporation, including the retention of high performing executives; and

•

to ensure effective oversight of plans aligned with good governance practices, including risk mitigation features to ensure the plans do not incent risk taking behavior beyond the Corporation’s risk tolerance.

Different performance measures are used for the Corporation’s annual and long-term incentive plans in order to balance the objectives that facilitate annual growth and those that reward the creation of long-term shareholder value. The use of customer satisfaction performance measures, in addition to financial measures, to determine awards under the Corporation’s Annual Incentive Plan reflects the Corporation’s commitment to keeping executives focused on the importance of creating and maintaining customer loyalty.

Committee’s Independent Compensation Advisor and Other Consultants

The Compensation Committee engaged Hugessen to act as its independent advisor starting in August 2006. Hugessen provides no other services to the Corporation. Hugessen is directly retained and instructed by and reports to the Compensation Committee and all work must be pre-approved by the Committee. The advisor’s role is to provide independent advice, analysis, and expertise to assist the Committee in evaluating compensation recommendations put forward by

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management in order to ensure sound decisions within an effective governance framework. Hugessen provides the following services:

•	attend and contribute at meeting(s), as determined by the Chair;

•	apprise the Committee of evolving governance trends and best practices;

•	review all compensation materials in advance of each meeting in order to provide independent advice and counsel on meeting content and recommendations;

•	present relevant benchmarking analysis to the Committee in order to evaluate the market positioning of key executive roles; and

•	assist the Chair in preparing performance and compensation recommendations for the CEO.

Management engages Towers Watson from time to time to provide compensation consulting and services in developing recommendations for the Compensation Committee’s review and approval. Fees paid to consultants for their services in this capacity are listed below:

Advisor	Executive Compensation- Related Fees		All Other Fees
	2010	2011	2010	2011
Hugessen Consulting Inc.	$291,572	$341,178	Nil	Nil
Towers Watson	$108,556	$108,696	Nil	Nil

The decisions made by the Compensation Committee are the responsibility of the Compensation Committee and may reflect factors and considerations in addition to the information and recommendations from Hugessen and the information from Towers Watson.

Input from Management

The Compensation Committee has engaged in active discussions with, and considered recommendations from, the CEO concerning: (i) appropriate base salary levels and internal pay equity among executives, (ii) who should participate in the incentive programs and at what levels, (iii) which performance metrics should be used for different operational groups, (iv) the determination of performance targets, as well as individual goals and initiatives for the coming year, where applicable, and (v) whether and to what extent criteria for the previous year have been achieved. The Compensation Committee has also considered recommendations from the CEO as to appropriate equity grant levels for the NEOs and senior executives. The Corporation’s Senior Vice-President and Chief Human Resources Officer has been involved in the compensation-setting process through the preparation of information for the Compensation Committee, which includes the recommendations of the CEO discussed above in the report of the Compensation Committee. The Compensation Committee also seeks input from Hugessen throughout the process, in reviewing and assessing such recommendations.

2011 Compensation Risk Assessment

During 2011, management engaged Towers Watson to conduct a comprehensive assessment of the Company’s executive compensation plans to evaluate whether there are any compensation-related risks within the programs which are likely to have a material adverse effect on the organization. Towers Watson found that Rogers has a responsible and effective approach to risk management and compensation governance, and concluded that our plans are well balanced and do not encourage excessive risk-taking behavior.

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A full report was provided to the Committee in 2012. We have provided a summary of existing features of our compensation approach that mitigate compensation risks, below:

•

Review of incentive programs – On a periodic basis, management conducts a complete review of our compensation strategy, including the pay philosophy, program design, governance, and market practice in light of our business requirements.

•

Regular tracking and reporting of potential compensation payouts – Management regularly reviews, tracks, and reports to the Compensation Committee on potential compensation payouts to effectively monitor performance and manage any inherent risks.

•

Fixed versus variable compensation – A significant portion of total direct compensation for the NEOs is delivered through variable compensation. Variable compensation provides a high pay-for-performance link, while still ensuring a competitive “base” level of compensation through salary.

•	Incentive plan payouts capped – The annual incentive plan has a maximum payout of 2x target. Performance Share Unit payout factors are also capped, at 1.5x target.

•

Minimum threshold performance – Annual incentive payouts are subject to a minimum level of Adjusted Operating Profit performance and the minimum performance levels must be met on all corporate performance criteria in order for a stretch payout to be achieved on any single criteria.

•

Application of Committee Discretion – The Compensation Committee has the discretion to increase or decrease the short-term incentive goals and associated award levels based on an overall assessment of operating and financial performance at the end of the period. This additional judgment ensures appropriate pay for performance and provides flexibility to make exceptions where necessary to ensure the appropriate outcome.

•

External independent compensation advisor – On an on-going basis, the Compensation Committee retains an independent advisor to provide an external perspective of marketplace changes and best practices related to compensation design, governance, and risk management.

•	CEO clawback policy – Annual incentive awards paid to the CEO are subject to recoupment if the CEO engages in negligence or misconduct relating to a financial restatement.

•

Share ownership guidelines – Senior executives are required to maintain a defined value of ownership to align their interests with the long-term performance of the organization. In addition, to facilitate ownership, the company requires executives to take 100% of annual cash bonus in excess of target in RSUs until guidelines are met.

Based on the comprehensive review of our risk management discipline, governance approach, and plan design, as well as the above ‘risk mitigating’ features, the Committee is confident that our compensation structure is balanced and well governed, and does not encourage risk taking behavior which is likely to have a material adverse effect on the Company.

Peer Group(s)

In 2010 the Committee reviewed the peer group(s) used by the Corporation to benchmark executive compensation, and identified a group of large Canadian companies that are comparable to the Corporation in size and scope. The criteria established includes the 15 largest Canadian public companies with revenues of less than $25 billion which participate in the third party surveys used by the Corporation. Some companies were also removed from the list to avoid overweighting of the peer group by any particular industry (e.g., financial services). The peer group(s) remain

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relevant in 2011 as the group of organizations that we compete with for talent. There are few direct competitors in Canada for each of Rogers’ primary businesses. The peer group(s) defined below provide a comprehensive basis for comparing compensation against organizations that are similar in size and scope, and reflective of our target market for key roles. We will continue to review the peer group(s) on a regular basis to ensure ongoing alignment with our talent strategy and changes in the competitive landscape.

The following companies represent the primary group of companies (“primary peer group”) that are used by the Corporation to determine compensation for its executives, including the NEOs.

Primary Peer Group
Agrium	Husky Energy
Bank of Montreal	Imperial Oil
Barrick Gold	Research in Motion
BCE Inc.	Talisman Energy
Bombardier	TELUS Corporation
Canadian Natural Resources	Teck Resources
Canadian Tire	TransCanada
Enbridge

The Corporation also monitors a select group of North American telecommunication and media companies, which are used on an as-needed basis for pay and performance assessment purposes, providing relevant comparisons to other industry competitors.

North American Telecommunication and Media Peers
BCE Inc.	Dish Network
TELUS Corporation	Liberty Global
Quebecor Inc.	Qwest Communications
Shaw Communications	Telephone & Data Systems
Cablevision System Corp	Time Warner
Directv Group

Positioning of Executive Compensation

Prior to 2010, the Compensation Committee did not position executive compensation at a specific level in relation to the compensation paid by selected peer companies, though to make informed decisions the Committee did take into account the executive pay levels and practices of these companies.

In 2010, the Compensation Committee adopted a policy of generally positioning target total direct compensation of the NEOs around the median of the primary peer group, with the incentive programs being designed so that actual total direct compensation levels are in the top quartile among the peer group when performance is also top quartile.

Business judgment, including consideration of the Corporation’s internal hierarchy, the individual’s qualifications, experience, performance and contribution, are considered to avoid an entirely “mechanical” process of setting each position’s pay. This approach continues to align with the Corporation’s pay philosophy and strategy.

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Components of Compensation

To ensure a balanced approach to compensation and a focus on both short and long term objectives, Rogers Named Executive Officers are paid based on a combination of elements as described below:

Compensation Element	Purpose	Plan Description
Fixed Compensation
Base Salary	Attract and Retain Exceptional Talent	NEO’s are provided with a pre-determined base salary consistent with their role and responsibilities. Salary is a market-competitive, fixed level of annual compensation, which recognizes each NEO’s contributions to the organization.
Benefits and Perquisites	Attract and Retain Exceptional Talent	Competitive benefits and perquisites are provided consistent with other senior executives in the organization and are provided to attract and retain top talent. Perquisites are limited and with the exception of the CEO, do not exceed $50,000.
Retirement Arrangements	Attract and Retain Exceptional Talent	NEO’s are eligible to participate in the Corporation’s Defined Benefit Plan, which provides competitive compensation for executives following retirement. In addition, certain executives (including the NEOs) are eligible to participate in a defined benefit supplemental retirement plan that provides benefits in excess of those provided in the Rogers Defined Benefit Pension Plan. Competitive retirement arrangements ensure that Rogers is able to attract the necessary talent to achieve corporate objectives.
Performance Based/At-Risk Compensation
Annual Incentives
Annual Incentive Plan	Motivate and reward performance on an annual basis

Senior executives (including the NEOs) participate in the Rogers annual incentive plan, which provides for annual payouts based on performance against key measures of corporate performance. For 2011 these measures included Adjusted Operating Profit, Revenue Growth, and Customer Experience.

See “Annual Incentives” (below) for details regarding 2011 performance targets and performance measurement.

Long-Term Incentives
Performance Stock Options	Attract and retain exceptional talent Motivate executives to achieve long-term objectives Align executive and Shareholder interests

Certain executives (including the NEOs) receive a portion of their long-term incentive award in performance stock options. These awards ensure that employees are well-aligned with the long-term interests of the organization. These awards will only vest based on the achievement of pre-determined performance criteria and appreciate in value based on increases in the value of the Corporation’s Common Shares.

A Stock Appreciation Right (SAR) is also granted in tandem with an option and is cancelled when options are exercised. Conversely, an option is cancelled when a SAR is exercised.

Performance Share Units	Attract and retain exceptional talent Motivate executives to achieve long-term objectives Align executive and Shareholder interests	The Performance Share Unit Plan was introduced in 2010 to provide a competitive long-term incentive opportunity to executives (including the NEOs) based on performance over a three year performance period. Awards will vest based on the achievement of pre-determined annual and cumulative Free Cash Flow performance targets over a three year period. These awards are consistent with Rogers’ pay for performance philosophy and ensure executives’ continued commitment to the achievement of long-term corporate objectives.
Restricted Share Units	Attract and retain exceptional talent Motivate executives to achieve long-term objectives Align executive and Shareholder interests

Executives as well as certain other senior employees at the Director level may receive a portion of their compensation in the form of Restricted Share Units as part of the annual award cycle or further to retention or sign-on arrangements. RSU’s are not part of the regular annual grant for NEOs but are sometimes granted in special circumstances (e.g. upon hire or for retention).

RSU’s track the value of Rogers Class B shares and cliff vest three years following the grant. These awards are consistent with Rogers’ pay for performance philosophy and ensure continued alignment to the long-term interests of the organization and Shareholders.

Reflecting the Corporation’s commitment to connecting pay with performance, variable compensation (or ‘at risk’ pay) constitutes the majority of NEO compensation, which is strongly influenced by the Corporation’s financial and business results. The 2011 pay mix and proportion of variable to fixed compensation is shown in the following graphs.

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2011 NEO Pay Mix

*Note, Ms. Jojo’s compensation mix includes a sign-on LTI award which causes her 2011 pay mix to be more heavily weighted toward long-term and variable compensation elements.

The table below summarizes the typical pay mix for the CEO, CFO and other NEOs as a group.

Compensation Element	CEO(1)	CFO(1)	Other NEOs(2)
A. Base Salary	15%	30%	34%
B. Annual Incentive	18%	38%	31%
C. Cash Compensation (A + B)	33%	68%	65%
D. Equity Compensation	67%	32%	35%
E. % of Pay at Risk (B + D)	85%	70%	66%

Notes:

(1)	The pay mix for the CEO, CFO and all NEOs other than Ms. Jojo, reflects the actual 2011 pay mix.
(2)	In order to demonstrate a normalized picture, the compensation mix for ‘Other NEOs’ reflects Ms. Jojo’s compensation at an annualized rate, excluding special one-time sign-on awards.

In determining the appropriate level (and mix) of pay for its NEOs, the Compensation Committee considers, among other things, the individual skills, qualifications, ability, retention risk, experience and performance of the particular NEO. The actual compensation mix may change from year to year depending on performance under the incentive plans discussed below under “Annual Incentive Plan” and “Long-Term Incentives”. As part of determining the appropriate mix, the Corporation also reviews the practices of direct peer companies such as BCE and Telus.

Base Salary

Base salary provides the executive with fixed compensation that reflects the market value of a position and the skills and experience of the NEO. While comparable positions in peer companies are considered when setting NEO base salaries, the Compensation Committee does not set base salaries at a particular percentile of market. Salary levels are adjusted by assessing the NEO’s sustained performance, by reference to levels of compensation for other positions within the Corporation and by the Compensation Committee’s judgment of general executive compensation trends. Base salaries are reviewed annually and adjusted if considered appropriate by the Compensation Committee.

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Benefits and Perquisites

The Corporation currently provides an executive allowance to NEOs. No other perquisites are provided other than an executive disability insurance plan that provides coverage for the amount of the NEOs’ salary above the amount covered by the general disability plan. Except in the case of Nadir Mohamed, such perquisites are not worth more than $50,000 per year. The perquisites provided to its NEOs have been found to be consistent with the broader market.

The NEOs, along with all other employees of the Corporation, can participate in the Employee Share Accumulation Plan (ESAP). The terms of the ESAP are described below under “Summary of Equity-Based Incentive Plans – Employee Share Accumulation Plan”.

Retirement and other Post Employment Arrangements

Retirement and other post-employment arrangements are part of each NEO’s compensation mix in order to provide the NEO with a reasonable level of income following retirement or termination of their employment. The NEOs participate in the Corporation’s defined benefit plan, as do other employees of the Corporation and its affiliates. Certain senior executives participate in a defined benefit supplemental executive retirement plan that provides benefits in excess of those provided in the Rogers Defined Benefit Pension Plan as a result of the limits under the Income Tax Act (Canada). (See “Pension Plan Benefits” below). NEOs also have certain post-employment benefits and supplemental pension entitlements under their employment agreements as described under “Termination and Change of Control Benefits” below.

Annual Incentive Plan

The Corporation’s Annual Incentive Plan provides executives with variable compensation based on the achievement of performance goals. The Corporation’s executive officers are eligible for annual incentive awards under the Annual Incentive Plan that are designed to provide annual cash bonuses based on achieving pre-established performance goals approved annually by the Compensation Committee. At the start of each year, a percentage of an executive’s base salary is set as a target award based on specific financial and strategic goals. Adjustments may be made by the Compensation Committee, at its discretion, from time to time to reflect changes in the Corporation’s financial plan or operating environment.

As part of the Senior Executive Incentive and Ownership Program, to the extent an eligible NEO has not satisfied certain share ownership guidelines, the NEO is required to defer any annual cash bonus under the Annual Incentive Plan in excess of 100% of target in the form of Restricted Share Units (RSUs). The program also allows an eligible NEO to elect to defer all or any portion of any annual cash bonus in the form of RSUs or Deferred Share Units (DSUs). (See “Senior Executive Incentive and Ownership Program – (c) Annual Incentive Deferral” below)

For 2011, the following annual incentive targets, as percentages of base salary, were approved for each eligible NEO:

NEOs	Target Bonus (% of salary)
Nadir Mohamed	125%
Bill Linton	125%
Rob Bruce	100%
Linda Jojo	75%
Keith Pelley	100%

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The Committee does not position target bonus opportunities at a specific percentile of the market. However, as part of its 2010 review, the Committee reviewed the competitiveness of these target bonus opportunities and determined that, along with other elements of NEO compensation, they were appropriate to deliver total compensation at the median of its peers. Thus 2011 target bonus opportunities remained consistent with 2010 levels. The following diagram illustrates the annual incentive plan design and payout opportunities:

NEO Base Salary Earnings	×	Target AIP Award (% of Base Salary)	×	AIP Performance Criteria (see below)	=	Actual Incentive Plan Award (0% - 200% Payout Opportunity)

At the beginning of the year, the Compensation Committee determined the performance criteria to be used for awarding annual cash bonuses and the various weightings to be applied to those criteria, in consultation with the CEO. These criteria were selected to reflect the key financial measures expected to demonstrate profit based on operating performance, market performance and capital investment for future returns, as well as key customer experience and retention metrics.

In order to strengthen the connection between NEO compensation and the Corporation’s overall performance, the annual cash bonuses for the NEO’s below the CEO (with the exception of Mr. Pelley) are 100% aligned to the Corporate Scorecard criteria. Mr. Pelley, as the head of the Rogers Media business, has 40% of his incentive tied to overall Rogers performance (Corporate Scorecard) and the remaining 60% directly aligned to the financial performance of the Media business.

The criteria, which include financial and customer experience metrics, and their weightings are shown in the table below. Beginning in 2011, the CEO also has an individual performance component as part of his annual incentive plan performance measures, in order to strengthen the pay for performance alignment in respect of his personal objectives which operates as a multiplier on the outcome of the metrics outlined below (see ‘CEO Performance and Compensation’).

Performance goals for the various metrics are based on the Corporation’s financial plan and customer experience plans. Goals are established based on a review of prior period performance, relative performance of peer companies and forecasted economic conditions and a risk assessment. The Compensation Committee has determined that if a performance goal is achieved, 100% of the target award value is appropriate for that goal. When the Corporation’s performance exceeds a goal, executives generally receive proportionally greater payouts, as discussed below. Conversely, when the Corporation’s performance is below the goals, executives receive proportionally lower or no payouts.

The Compensation Committee approves performance goals for each metric at the beginning of the year. Payouts are made on a linear scale of 0% to up to 300% between these goals. The table below shows the minimum, target and maximum goals for each of the plan metrics (with the exception of Customer Reliability), the actual results for 2011, the percentage achievement against target, and annual incentive payout percentages for 2011. As mentioned above, target goals reflect our financial budgets for the year. Maximum goals are established to incent expected high levels of performance and include an element of stretch performance to recognize breakthrough achievement by rewarding performance in excess of what is reasonably expected in the market.

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Corporate Scorecard:
		Minimum		Target		Maximum		2011(2) Results	Percentage Achievement of Target	2011 Payout Percentage
Metrics	Metric Weighting	Goal	Payout %	Goal	Payout %	Goal	Payout %
Financial Metrics
Adjusted Operating Profit(1)	50%	$ 4.635b	0%	$ 4.764b	100%	$ 5.240b	300%	$ 4.716b	99%	63%
Revenue	20%	$11.668b	0%	$12.092b	100%	$12.818b	300%	$11.891b	98.3%	53%

Customer Metrics
Customer Experience(3)	15%	Not Disclosed								200%
Wireless Churn(4)	10%	1.63%	0%	1.54%	100%	1.35%	300%	1.32%	102.7%	143%
Cable Churn(4)	5%	1.44%	0%	1.36%	100%	1.20%	300%	1.42%	108.1%	233%
Corporate Scorecard Total Payout %										97.9%
Media:
Media Adjusted Operating Profit(1)		$147.5m	0%	$167.7m	100%	$204.0m	200%	$175.4m	105%	125%

Notes:

(1)	Adjusted operating profit does not have any standardized meaning under IFRS. The Corporation calculates adjusted operating profit from the Corporation’s 2011 audited consolidated financial statements by taking net income, adding back depreciation and amortization, income taxes and non-operating items, which include finance costs (such as interest on long-term debt, loss on repayment of long-term debt, foreign exchange gains (losses), change in fair value of derivative instruments, capitalized interest and amortization of deferred transaction costs), impairment of assets, share of income in associates and joint ventures accounted for using the equity method, other income, stock based compensation expense, integration, restructuring and acquisition expenses and one time charges. See the section entitled “Supplementary Information: Non-GAAP calculations” of Management’s Discussion and Analysis (MD&A) in the Corporation’s 2011 Annual Report for further details and a reconciliation of adjusted operating profit to net income.
(2)	Adjustments to certain 2011 results and targets were approved by the Compensation Committee for incentive compensation purposes. This table reflects the adjusted amounts. See discussion below.
(3)	The Corporation does not disclose Customer Experience metrics because they are competitively sensitive. See further discussion below.
(4)	Internally developed metrics designed to measure our ability to retain customers.

As the table above shows, the 2011 enterprise financial results came in just below the targets as set out in the Annual Incentive Plan – we achieved 99% of our Adjusted Operating Profit target, and 98.3% of our overall Revenue target. We outperformed on most of our customer experience metrics, achieving at least the target level of performance on each which resulted in payouts above 100% for these components. Combined with the financial metrics as described above, this contributed to an overall payout of slightly below target on the Corporate scorecard (97.9%). In the Media business we achieved 105% of the Adjusted Operating Profit target. In addition to the financial performance metrics described above, annual incentive payouts are determined based on customer experience metrics.

The Corporation does not disclose customer experience metrics because they are competitively sensitive. The Corporation makes a considerable investment to collect and measure this information and uses the information to determine how to improve and grow its business, as well as to incent its executives. Competitors could similarly use the information to compete more effectively with the Corporation. Therefore, publicly disclosing the information would be seriously prejudicial to the Corporation’s interests. The Committee sets the performance goals related to customer experience metrics on a basis that achievement of 100% payout in relation to those goals will be reasonably attainable with focused effort and will represent an improvement from the prior year’s achievements under the Annual Incentive Plan.

The following conditions also apply to payouts under the Annual Incentive Plan:

•	in order for there to be any payouts at all under the Annual Incentive Plan, the Corporation’s adjusted operating profit minimum performance threshold must be met;

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•	the minimum threshold must be attained on all criteria in order for the maximum achievement to be attained on any single criteria; and

•

the payout of up to 300% for a maximum goal applies only to individual criteria and the combined result for all criteria is subject to the maximum payout of 200% of target bonus, unless recommended by the CEO and approved by the Compensation Committee for a specific business purpose.

As noted above, adjustments may be made by the Compensation Committee, at its discretion, from time to time to reflect changes in the Corporation’s financial plan or operating environment. In 2011, the Compensation Committee approved: (i) a foreign exchange adjustment of $4.8 million to Media’s operating profit; and (ii) Media’s target operating profit was reduced by $2.4 million to reflect the sale of certain business properties.

Long-Term Incentives

The Corporation has both a stock option plan and a RSU plan in place for meeting its long-term incentive goals (see “Stock Option Plans” and “Restricted Share Unit Plan”, below). Key employees with salaries in excess of $150,000, including the eligible NEOs, and the top 20% performers at the director level were eligible to participate in these plans.

The Committee is confident that the objectives of the long-term incentive program can be met by awarding a combination of performance based stock options and performance share units (PSUs) to members of the senior leadership team, including the NEOs. These vehicles are intended to strengthen the alignment between the interests of executives and shareholders by providing incentives based on performance measures that historically have been associated with increasing long-term shareholder value at the Corporation. As noted above, a material portion of the eligible NEOs’ total direct compensation opportunities are in the form of long-term incentives, consistent with the Corporation’s compensation philosophy.

In 2011, the eligible NEOs received their annual long-term incentive awards in the form of performance contingent options (50% of the total award) and performance share units (also 50%), as described below under “Senior Executive Incentive and Ownership Program”. The following table illustrates the long-term incentive pay mix for eligible executive levels.

Executive Level	Performance Stock Options	Performance Share Units	Time-Vesting Stock Options	Restricted Share Units
NEOs and Key Executives	50%	50%	Not granted	(1)
All other participants	Not eligible	Not eligible	(2)	(2)

Notes:

(1)	Certain NEOs and senior executives may be awarded RSUs in furtherance of retention arrangements or sign-on awards.
(2)	All other participants can elect to receive their LTI awards based on the following mix: (1) 50% RSUs and 50% stock options, (2) 75% RSUs and 25% stock options, or (3) 100% RSUs.

Senior Executive Incentive and Ownership Program

To further strengthen the link between the compensation of the Corporation’s NEOs and other senior executives and the long-term interests of shareholders, the Corporation has a Senior Executive Incentive and Ownership Program. This program has four main components: performance contingent options, performance share units, share ownership guidelines and an annual incentive award deferral feature. Participation is limited to the CEO and certain executives reporting directly to him or her and certain other executives in key leadership roles, including all NEOs.

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The main features of the program are described below.

(a) Performance Contingent Options

Participants in the Senior Executive Incentive and Ownership Program, including the eligible NEOs, receive long-term incentive awards, allocated 50% to performance contingent options and tandem share appreciation rights and 50% to PSUs. Except as described below, the terms of these options and share appreciation rights are the same as those disclosed under “Summary of Equity-Based Incentive Plans” below. In order for the options to vest, in addition to a time-vesting requirement, pre-established share price performance targets must be met. Key provisions of the program include:

•	options have a seven-year term (prior to 2005 options were generally granted with a ten-year term);

•	options vest based on time (25% per year) provided the share price targets are met at the relevant annual vesting dates or at any time thereafter during the term of the option;

•

in order for the performance target to be met, the market price of a Class B Share, based on the weighted average price of a Class B Share on the Toronto Stock Exchange (the TSX) for the five trading days prior to the option grant date, must increase by 5% per year compounded annually for each of the four years following the date of the grant; and

•

the actual performance is measured based on the weighted average price of a Class B Share on the TSX for the twenty days prior to the anniversary of the grant date or for any period of twenty trading days thereafter.

Option grants made to the eligible NEOs in 2011 are disclosed under “Option Based Awards” in the Summary Compensation Table below. No options under any option-based award granted previously were amended, cancelled, replaced or significantly modified in 2011.

At the beginning of each fiscal year, the Compensation Committee approves a schedule that sets out the number of stock options to be granted to each eligible NEO. In setting this schedule, and with the exception of the CEO’s stock option grant, the Compensation Committee receives recommendations from the CEO and reviews these recommendations with Hugessen. Typically, the Compensation Committee does not take previous grants or payouts of equity or length of service into account when setting new grants. The Compensation Committee may, in cases of exemplary individual performance during the year, a new hire or a promotion, approve an award in excess of the targeted annual award based on their assessment of the rationale provided by the CEO.

(b) Performance Share Units

Consistent with the Corporation’s pay for performance philosophy, the Performance Share Unit program (“PSU program”) provides a long-term incentive opportunity which eligible executives can earn based on pre-determined performance measures over a three-year performance period. For the 2011-2013 period, the Committee determined that performance would be measured against pre-determined Free Cash Flow targets, which is an important measure for evaluating management’s ability to generate cash flow necessary to fund operations on a sustainable basis. For the purposes of this plan, Free Cash Flow is defined as Adjusted Operating Profit less capital expenditures. Eligible executives receive 50% of their target long-term incentive opportunity in share units pursuant to the Restricted Share Unit Plan at the beginning of the performance period. Where dividends are issued on the underlying common shares of the Corporation, additional units will be credited to unit holders equal to the value of the dividend. The eventual value of this award is determined at the end of the three-year performance cycle based on the following:

•	50% of the award based on actual Free Cash Flow performance against target for each year (each year is weighted 16.6%) in the three-year performance cycle; and

•	50% of the award based on actual Free Cash Flow performance against a 3-year cumulative target

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The number of units that vest and are paid at the end of 3 years can range from a minimum of 50% to a maximum of 150% of the target number of units granted based on the Company’s actual performance against Free Cash Flow targets.

Performance Update on 2011 Grant:

As of the date of this Information Circular, one year of the 2011-2013 performance cycle was completed. In February 2012, the Committee reviewed the company’s performance against its 2011 annual Free Cash Flow Target of $2.692 billion. Free Cash Flow for 2011 was $2.589 billion, resulting in achievement of 87% times target under the first annual performance measure. The remainder of the 2011 grant may vest dependent upon performance against annual Free Cash Flow targets in 2012, 2013 and for the cumulative three-year period from 2011 – 2013.

Performance Update on 2010 Grant:

In February 2012 the Committee also reviewed the company’s performance against its 2010 and 2011 annual Free Cash Flow targets for purposes of determining performance under the 2010 Grant (2010 – 2012 performance cycle). Free Cash Flow for 2010 was $2.922 billion against the 2010 annual Free Cash Flow target of $2.835 billion, resulting in achievement of 110% or the target units subject to this measurement. The 2011 result of $2.589 billion in Free Cash Flow came in below the target of $2.789 billion for the 2010 Grant, resulting in achievement of 76% or the target units subject to year two annual performance.

Threshold and maximum performance levels as a multiple of target differ for 1-year and 3-year cumulative targets reflecting the greater predictability of one year performance versus 3-year cumulative performance. Payouts for performance between threshold and maximum will be interpolated on a straight-line basis.

Free Cash Flow targets are established at the beginning of the performance cycle, based on expectations and insights at that time. In light of the challenges associated in forecasting financial reporting-based measures, management or the Board may initiate a review of targets for outstanding awards where unexpected and material external events (e.g., a major acquisition) have occurred such that existing targets may no longer represent appropriate goals. Where changes are approved by the Committee, the targets for outstanding awards will be revised to reflect the adjustments (up or down).

In 2010, the Committee approved a reduction in the capex target by $209 million and the capex results were reduced by $133.1 million to exclude a capital project that was rescheduled. This impacted the 2010 Free Cash Flow target and results, and the adjusted amounts are outlined above.

(c) Share Ownership Guidelines

The share ownership guidelines under the Senior Executive Incentive and Ownership Program are designed to link the interests of executive officers to those of our shareholders by encouraging them to hold an ownership position in the Corporation’s shares. Guidelines must be met within five years. The share ownership of individual NEOs is reviewed annually and the participating NEOs currently exceed these ownership guidelines. The guidelines and each participating NEO’s current share ownership are set out below.

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Name	Required Ownership Levels	Ownership Requirement ($)	Class A Shares (#)	Class B Shares (#)	RSUs/ PSUs (#)	DSUs (#)	Vested but Unexercised Options		Equity(1) ($)	Meets Requirement
							(#)	($)
Nadir Mohamed	5.0 x annual base salary	$6,000,000	0	45,904	453,633	0	537,662	5,397,681	24,549,923	Yes
Bill Linton	5.0 x annual base salary	$3,250,000	0	83,357	55,424	120,278	88,100	544,909	10,477,243	Yes
Rob Bruce	3.0 x annual base salary	$2,160,000	0	19,733	34,695	0	153,875	1,523,874	3,610,660	Yes
Linda Jojo	2.0 x annual base salary	$1,100,000	0	626	47,972	0	0	0	1,863,241	Yes
Keith Pelley	3.0 x annual base salary	$1,950,000	0	89	71,976	14,681	9,875	37,340	3,363,179	Yes

Notes:

(1)	Equity is determined by adding the value of Class A Shares, Class B Shares, RSUs, PSUs, DSUs and vested but unexercised options (based on net in the money value). The value of equity is determined with reference to the closing price for those shares on the TSX on March 5, 2012, which was $38.83 and $38.34 respectively. The value of in the money options is based on the closing share price of Class B Shares on the TSX on March 5, 2012 which was $38.34.

Rogers prohibits its reporting insiders from dealing in puts and calls, effecting any short sales, dealing in futures, option transactions or equity monetizations, or engaging in any other hedging transactions relating to the Company’s shares without the prior approval of the Corporate Governance Committee of the Board of Directors of the Company.

(d) Annual Incentive Deferral

To the extent an executive has not satisfied the share ownership guidelines, as described above under item (c), “Share Ownership Guidelines”, the executive is required to defer any annual cash bonus in excess of 100% of target in the form of RSUs vesting at the end of a three year period.

In addition, the executive may elect to defer all or any portion of any annual cash bonus under the Annual Incentive Plan in the form of RSUs or DSUs. DSUs are redeemed on termination of employment pursuant to the Corporation’s DSU Plan as described below under “Executive Deferred Share Unit Plan”. Any election to defer bonus must be made by December 31 of the year in which the bonus is earned. If the employment of the executive is terminated prior to the vesting of any amount of bonus that is deferred as an RSU, such RSUs shall vest effective immediately prior to the executive’s termination date. The RSU Plan is described below under “Restricted Share Unit Plan”.

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CEO Performance and Compensation

Mr. Mohamed participates in the Annual Incentive Plan, as described in detail above. In addition to the organization financial and customer metrics that apply to all participants, Mr. Mohamed has an individual performance component as part of his annual incentive plan, in order to strengthen the pay for performance alignment in respect of his personal objectives. This component operates as a multiplier and can impact his award within a +/- 20% range around the plan payout. In order to determine this factor, the Board evaluates Mr. Mohamed’s performance based on his pre-established priorities for the year. In 2011, these included delivering on key enterprise priorities, leading growth, protecting and building the Company’s reputation, as well as some key leadership and organization development initiatives.

2011 Priorities	Weighting	Description	Results
Deliver on Enterprise Priorities	25%	Deliver Adjusted Operating Profit and revenue growth aligned to the business plan while driving customer service and retention. Invest in next generation platforms while concurrently delivering stable and reliable services.	• Delivered 2% consolidated top-line growth with 2% in adjusted operating profit. • Above target performance on customer experience and retention metrics.
Lead Growth / M&A Activities	25%	Deploy LTE launch in major centres and explore initiatives that are aligned with the business strategy.	• Deployed Canada’s first, largest and fastest 4G LTE wireless network • Deployment of DOCSIS 3.0 Internet capabilities across the cable TV footprint.
Protect / Build Reputation	25%	Establish clear and measurable objectives to enhance organizational reputation. Launch a new, company-wide employee recognition program.	• Launched a company-wide employee recognition program, recognizing achievement in customer experience, business impact and community involvement while emulating the values of the organization.
Leadership / Organization Development	25%	Establish leadership development and succession plans as well as a disciplined approach to talent management across the Company.	• Critical leadership roles successfully filled. • Talent management and succession planning process underway – significant in-year progress made. • Development plans in place for all senior leaders.

Based on an assessment of Mr. Mohamed’s performance against his 2011 priorities, it was determined that all objectives were substantially met and that a target level of individual performance (100%) was achieved. Mr. Mohamed’s award under the Annual Incentive Plan (AIP) is calculated as follows:

Base Salary Earnings	×	Target AIP Award (% of Salary)	×	AIP Corporate Performance* Criteria	×	Individual Performance Factor	=	Actual Incentive Plan Award (0% - 200% Payout Opportunity)
$1,200,000	×	125%	×	97.9%	×	100%	=	$1,468,500

*Please refer to the Annual Incentive Plan discussion regarding the achievement on the Corporate scorecard metrics.

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PERFORMANCE GRAPH

The following graph shows changes over the past five-year period in the value of $100 invested on December 31, 2006 in:

•	our Class A Shares (RCI.A)

•	our Class B Shares (RCI.B)

•	the Standard & Poor’s/Toronto Stock Exchange Composite Total Return Index (S&P/TSX Composite)

The graph also includes a NEO Total Direct Compensation index which represents the change in the sum of the NEOs Total Direct Compensation (base + annual incentive awards + long term incentive awards) for the past five years.

Indexed Returns Years Ending
Company/Index	Base Period Dec 06	Dec 07	Dec 08	Dec 09	Dec 10	Dec 11
RCI.A	$100.00	$133.38	$104.72	$90.01	$101.94	$117.36
RCI.B	$100.00	$130.87	$109.23	$101.31	$111.06	$130.88
S&P/TSX Composite Total Return Index	$100.00	$109.79	$73.57	$99.28	$116.71	$106.03
NEO Total Direct Compensation Index	$100.00	$135.92	$142.50	$128.45	$129.83	$110.66

Values are given at December 31 of each of the years listed. The year-end values of each investment are based on share appreciation, assuming that all dividends are reinvested, and the RCI.A and RCI.B values also reflect the two-for-one stock split which was effected on December 15, 2006.

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Generally, the compensation of the NEOs increased from 2006 to 2011, consistent with the increase in the market price of the Corporation’s shares. In 2009, both share prices and aggregate NEO compensation declined relative to 2008. In 2010, both share prices increased relative to 2009 while NEO compensation remained flat. In 2011, NEO compensation declined, which is partly reflective of a new mix of NEOs as well as reduced incentive plan outcomes, while the stock prices increased.

Overall, the Committee is confident that the current executive compensation program and associated pay levels for its NEOs are well aligned to the company’s performance over the prior 5 year period.

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COMPENSATION FOR NAMED EXECUTIVE OFFICERS

Summary Compensation Table

The following Summary Compensation Table shows the amount and type of compensation granted to the NEOs in 2009, 2010 and 2011. As announced in October 2011, Anthony Staffieri will succeed Bill Linton as the CFO following the Company’s Annual General Meeting on April 25, 2012. Mr. Staffieri did not operate in an executive capacity in 2011 and therefore is not disclosed in the table below.

Name and Principal Position	Year	Salary ($)	Share Based Awards(1) ($)		Option Based Awards(2) ($)		Non-Equity Incentive Plan Compensation ($)		Pension Value(4) ($)	All Other Compensation(5)	Total Compensation
							Annual Incentive Plans(3)	Long- Term Incentive Plans
Nadir Mohamed President and CEO	2011	1,200,000	2,481,242		2,482,340		1,468,500	Nil	463,980	84,300	8,180,362
	2010	1,200,000	2,735,303		2,735,441		1,500,000	Nil	339,748	84,300	8,594,792
	2009	1,112,642	6,325,211	(6)	2,431,808	(7)	2,211,376	Nil	1,476,662	129,403	13,687,102
Bill Linton EVP, Finance and CFO	2011	650,000	339,755		339,069		795,438	Nil	99,225	12,500	2,235,987
	2010	650,000	1,576,003	(8)	363,943		812,500	Nil	76,939	12,500	3,491,885
	2009	650,000	Nil		560,103		1,291,875	Nil	82,794	8,250	2,593,022
Rob Bruce President, Communications	2011	720,000	391,233		389,929		704,880	Nil	98,817	12,500	2,317,359
	2010	720,000	407,082		407,291		720,000	Nil	74,202	12,500	2,341,075
	2009	675,346	Nil		573,182		874,362	Nil	93,317	8,250	2,224,457
Linda Jojo(9) EVP & CIO	2011	264,423	1,500,000		Nil		403,838	Nil	35,642	132,828	2,336,731
	2010	N/A	N/A		N/A		N/A	N/A	N/A	N/A	N/A
	2009	N/A	N/A		N/A		N/A	N/A	N/A	N/A	N/A
Keith Pelley(10) President, Media	2011	650,000	353,483		352,453		742,040	Nil	83,049	3,750	2,184,775
	2010	187,500	2,485,267		Nil		243,750	Nil	2,654	700,000	3,619,171
	2009	N/A	N/A		N/A		N/A	N/A	N/A	N/A	N/A

Notes to the Summary Compensation Table:

(1)	The amounts shown for compensation purposes reflect the five-day weighted average trading price of Class B Shares on the TSX for the five trading days preceding the grant date. This ensures the compensation award values are not influenced by single day trading volatility. The 2011 PSU awards granted on March 1, 2011 were valued for compensation purposes at $34.3187. For accounting purposes the awards are valued using the closing price for Class B Shares on the TSX on the date of the grant. For the March 1, 2011 awards, this was $34.17. For the March 2010 grant, the compensation value reported is based on a price of $34.734 (the five-day weighted average price preceding March 5, 2010). The accounting value of these awards was based on the closing price on March 5, or $34.27. For the 2009 grant, the compensation value is based on a price of $29.399 (five-day weighted average price preceding March 2, 2009) compared to the accounting value which is based on a price of $28.33 (closing price on March 2, 2009).
(2)	The compensation value for all stock option awards is determined using the Black-Scholes model which is a commonly used method for valuing stock options. The amounts disclosed represent the Black-Scholes fair value (compensation value) at date of grant. For the 2011 grant, this resulted in a compensation value of 26% or $8.92 per option based on the following assumptions: share price volatility (34.14%), the full term of the option (7 years), risk-free interest rate (2.75%), and dividend yield (3.50%).
For the 2011 grants, the compensation value was greater than the accounting fair value of the awards by the following amounts: $334,636 for Mr. Mohamed, $45,709 for Mr. Linton, $52,565 for Mr. Bruce, and $47,513 for Mr. Pelley. The accounting fair value for performance based stock options is determined using the Company’s Class B Non-Voting share price, and the trinomial option pricing model. For the March 2011 grant this resulted in an accounting value of $7.30 per option, using the following assumptions: share price volatility (28.2%), expected life of an award (5.4 years), risk-free interest rate (2.9%), and dividend yield (4.0%).
Using the same methodology as described above, the compensation fair value for the 2010 grant was 26% or $9.03 per option based on the following assumptions: share price volatility (35.00%), the full term of the option (7 years), risk-free interest rate (2.91%), and dividend yield (3.79%). The compensation fair value reported above was greater than the accounting fair value of the awards as reported under IFRS, by the following amounts: $524,271 for Mr. Mohamed, $69,753 for Mr. Linton, and $78,061 for Mr. Bruce. Using the same methodology as described above, the accounting fair value for the March 2010 grant was $7.72 per option based on the following assumptions: share price volatility (29.3%), expected life of an award (5.4 years), risk-free interest rate (2.8%), and dividend yield (3.7%).

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Prior to the 2010 awards, the grant date intrinsic value under the Corporation’s accounting policy was zero. As a result, the difference between the accounting value and the grant date fair value for the 2009 awards is the difference between zero and the amount disclosed in the table.
(3)	Awards for 2009 include one-time payments made to select eligible executives under the RCI Success Sharing Plan (the SSP). This was a one-time program approved by the Compensation Committee at the beginning of 2009 for eligible NEOs and certain other employees, designed to reward the achievement of meaningful cost reductions that have a positive effect on operating profit and disciplined capital spending in 2009. Mr. Pelley and Ms. Jojo did not participate in this program.
(4)	The pension values represent the compensatory change as described in the “Pension Plan Benefits” section of this Information Circular.
(5)	The value of perquisites and benefits for NEOs other than Mr. Mohamed and Ms. Jojo does not exceed either $50,000 or 10% of the total of the relevant NEO’s total salary in 2011 and is not reported herein. The amounts reported for Mr. Mohamed include an executive allowance of $70,000, the Company’s contribution to the Employee Share Accumulation Plan (ESAP), and parking fees. In 2009, in addition to an executive allowance, parking, and the Company’s contribution to the ESAP, he was entitled to receive up to $60,000 as reimbursement for legal and other expenses in connection with his employment agreement, as described under “Employment Agreements”. The amount reported for Ms. Jojo in 2011 includes a relocation allowance and the Company’s contribution to the ESAP. Mr. Pelley’s amount in 2010 reflects his signing bonus of $700,000. All other amounts in this column reflect the Company’s contribution to the ESAP.
(6)	This includes 75,000 RSUs that Mr. Mohamed received as a signing bonus under the terms of his employment agreement. The award was granted based on the closing price for Class B Shares on the TSX on May 7, 2009 ($30.68). This is equal to the accounting value of the award.
(7)	This includes 200,000 performance-based options that Mr. Mohamed received as a signing bonus under the terms of his employment agreement. In 2009 the grant date intrinsic value under the Corporation’s accounting policy was zero. As a result, the difference between the accounting value and the grant date fair value for the 2009 awards is the difference between zero and the amount disclosed in the table.
(8)	This includes a special award of 32,500 RSUs awarded to Mr. Linton, which vest on June 1, 2012. The award was granted based on the closing price for Class B Shares on the TSX on September 1, 2010 ($37.15). This is equal to the accounting value of the award.
(9)	Ms. Jojo joined the Corporation on July 4, 2011 and received a sign-on award of 41,062 Restricted Share Units. The amount disclosed in the table reflects the compensation value of the grant based on the five-day weighted average price preceding August 4, 2011 ($36.53). The accounting value for this award is based on the closing price for Class B Shares on the TSX on August 4, 2011 ($35.59).
(10)	Mr. Pelley joined the Corporation on September 13, 2010 as President, Rogers Media. Mr. Pelley received a signing bonus of $700,000, 50,000 Restricted Share Units and 14,000 Deferred Share Units under the terms of his employment agreement. The awards were granted based on the closing price for Class B Shares on the TSX on September 30, 2010 ($38.51) which is equal to the accounting value for the awards. See Employment Agreements for further details.

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Incentive Plan Awards

Outstanding share-based and option-based awards

The following table provides information with respect to outstanding stock options, RSUs and DSUs held by the NEOs as of December 31, 2011. See “Senior Executive Incentive and Ownership Program”.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Nadir Mohamed	278,200	34.3187	3/1/2018
	302,900	34.7340	3/5/2017
	200,000	30.1646	5/7/2016
	110,900	29.3990	3/2/2016
	97,800	38.9000	3/3/2015
	101,400	38.8823	3/1/2014
	33,862	7.4150	11/12/2013
	150,000	22.6100	3/1/2013
	34,350	16.9750	3/4/2012	10,059,998	387,234	15,198,946	0
Bill Linton(1)	38,000	34.3187	3/1/2018
	40,300	34.7340	3/5/2017
	72,800	29.3990	3/2/2016
	64,200	38.9000	3/3/2015
	55,700	38.8823	3/1/2014	1,129,488	80,172	3,146,739	4,720,893
Rob Bruce	43,700	34.3187	3/1/2018
	45,100	34.7340	3/5/2017
	74,500	29.3990	3/2/2016
	65,700	38.9000	3/3/2015
	55,700	38.8823	3/1/2014
	61,875	22.6100	3/1/2013	2,226,145	24,246	951,652	0
Linda Jojo	0	0	N/A	0	41,473	1,627,806	0
Keith Pelley(2)	39,500	34.3187	3/1/2018	194,786	62,577	2,456,136	576,229

Notes:

(1)	The value of awards not paid or distributed for Mr. Linton represents the aggregate value of cash bonuses and restricted share unit awards that Mr. Linton voluntarily elected to defer into Deferred Share Units as well as the dividend equivalent units earned as additional DSUs. The market value is based on the closing price for Class B shares on the TSX on December 31, 2011 which was $39.25.
(2)	The value of awards not paid or distributed for Mr. Pelley reflects the Deferred Share Units he received as part of his signing bonus on September 13, 2010 plus accumulated dividend units. The market value is based on the closing price for Class B shares on the TSX on December 31, 2011 which was $39.25.

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Incentive plan awards – value vested or earned during the year.

The following table provides information on the vesting and payout of awards under the Corporation’s incentive plans during 2011.

Name	Option Awards – Value Vested During the Year ($)	Share Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Nadir Mohamed	558,316	2,938,131	1,468,500
Bill Linton(1)	101,703	2,415,182	795,438
Rob Bruce	105,502	Nil	704,880
Linda Jojo	Nil	Nil	403,838
Keith Pelley	Nil	Nil	742,040

Notes:

(1)	This represents maturing RSUs that Mr. Linton elected to take in the form of DSUs.

Summary of Equity-based Incentive Plans

The following tables provide a summary of the Corporation’s various equity-based incentive plans.

Stock Option Plan

Eligible Participants	Our and our affiliates’ regular full time employees and officers (the Participants) are eligible for a grant of stock options and tandem share appreciation rights (SAR) (collectively Awards) under the Stock Option Plans. All Awards require the approval of and are at the discretion of the Compensation Committee. The CEO has the authority to make Awards within guidelines approved by the Compensation Committee. A SAR is a right to surrender an option for a payment equal to the fair market value of a Class B Share minus the option exercise price.
Determination of Awards to be Granted

The Compensation Committee determines the portion of the Participants’ compensation to be paid as part of the Corporation’s long-term incentive plan. The Participant elects whether to receive the long-term incentive plan benefit awarded to him or her in the form of Awards, as RSUs (see below), or 50% in Awards and 50% in RSUs, unless he or she is a participant in the Senior Executive Incentive and Ownership Program, in which case he or she must receive his or her Awards in the form of performance contingent options (see “Senior Executive Incentive and Ownership Program” above). To the extent he or she is eligible and elects to receive such benefits in the form of Awards, the dollar amount to be credited as Awards is divided by the market price per Class B Share as of the grant date and the resulting number of Awards is awarded to the Participant.

The market price of the Class B Shares for calculating Awards, and the exercise price, is the weighted average trading price of the Class B Shares on the TSX for the 5 trading days before the relevant date.

Options as Percentage of Outstanding Shares	As of December 31, 2011, the total number of Class B Shares issuable under stock options outstanding under the Stock Option Plans was 10,420,344, representing 1.99% of the total number of Class A Shares and Class B Shares on that date (being 524,857,420 shares) and 2.53% of the total number of Class B Shares on that date (being 412,395,406 Class B Shares).

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Vesting and Exercise of Awards upon Retirement or Termination of Employment

The Awards typically vest 25% per year. The Committee may establish a different vesting period. On a change of control of the Corporation, the Board may consent to the exercise of any outstanding Award, and, if it so consents, shall provide a limited period for the exercise of Awards to permit the holder of the Award to participate in the change of control transaction. Any Awards not so exercised expire.

The following rules apply if a Participant’s employment is terminated before expiry:

•     if terminated by death, disability, or retirement at retirement age as determined by the Compensation Committee, the Participant’s Awards continue to vest and all vested Awards are exercisable until the original expiry date in accordance with the original terms of the grant of such Awards (unless the Compensation Committee otherwise specifically determines);

•     if terminated for any other reason, other than cause, the Participant’s unvested Awards are forfeited (unless the Compensation Committee otherwise expressly determines in writing) and vested Awards may be exercised at any time within 30 days after termination; and

•     if terminated for cause, the Participant’s vested and unvested Awards are forfeited.

If the Participant is a member of the Board (but not a member of management) and ceases to be a member of the Board for any reason, all Awards continue to vest and all vested Awards are exercisable until the original expiry date in accordance with the original terms of such Awards (unless the Compensation Committee otherwise expressly determines in writing).

Assignment of Awards	Awards are personal to the holder and are non-assignable, except to a legal personal representative of the holder, to a personal holding company controlled by the holder or to a registered retirement savings plan established by the holder, subject to any applicable regulatory approval.
Expiration of Awards	Each Award expires seven years after the Award was granted, provided that, any Award which would otherwise expire during or within ten business days following a trading blackout may be exercised until the tenth business day following the end of the trading blackout.

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Restricted Share Unit Plan

Eligible Participants	Our and our affiliates’ regular full time employees and officers (the Participants) are eligible for a grant of RSUs under our RSU Plan. All grants require the approval of and are at the discretion of the Compensation Committee.
Determination of RSUs to be Granted

To the extent the employee is granted Awards under the Stock Option Plan and elects to receive the Awards in the form of RSUs (see above), the number of RSUs to be credited to the Participant’s RSU account is determined by reference to a Black-Scholes valuation of the Award which the Participant would have otherwise received. Dividends paid on the Class B Non-Voting Shares are credited as additional RSUs (by dividing the dollar amount of dividends payable by the market price per Class B Non-Voting Share on the date credited).

Certain employees may elect to receive their bonus in the form of RSUs (Bonus RSUs).

The market price of the Class B Shares for calculating RSUs granted and credited as dividends, and the redemption price, is the weighted average trading price of the Class B Shares on the TSX for the five previous trading days.

Vesting of RSUs and Termination of Employment

Subject to specific employment arrangements, the Compensation Committee sets a date not later than 3 years after the grant date as the vesting date for a Participant’s RSUs, other than Bonus RSUs. Bonus RSUs granted before December 31, 2009, vest no later than December 15th of the third calendar year following the calendar year in which the bonus remuneration was earned. Bonus RSUs granted after December 31, 2009, vest no later than June 15th of the third calendar year following the calendar year in which the bonus remuneration was earned. The RSU plan was amended in 2008 to provide that on a change of control of the Corporation, the Board may determine to redeem any outstanding RSUs. The Compensation Committee may also award RSUs subject to conditions, including performance conditions to vesting. In 2010, the Compensation Committee began awarding RSUs subject to performance conditions to vesting. See Performance Share Unit program above.

The following rules apply if a Participant’s employment is terminated before the vesting date:

•     if terminated by death, retirement or disability, the Participant’s RSUs are deemed to have vested immediately before the death, retirement or disability date;

•     if terminated for any other reason, the Participant’s unvested RSUs are forfeited (unless the Committee otherwise expressly determines in writing); and

•     notwithstanding the above, any bonus amounts deferred as an RSU will vest immediately prior to a Participant’s termination date.

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Redemption of RSUs

We may redeem all of a Participant’s RSUs before the vesting date and we must redeem all of a Participant’s vested RSUs as of the vesting date.

To redeem RSUs, the Corporation or the Compensation Committee:

1.    shall to the extent an eligible holder of RSUs has properly elected, grant one DSU, governed by the Executive Deferred Share Unit Plan, for each RSU in respect of which an election is made; and

2.    otherwise may choose to:

(a)    issue one Class B Share for each RSU; or

(b)    pay cash equal to:

(i)     the number of RSUs credited multiplied by

(ii)    the market price per Class B Share; or

(c)    use a combination of (a) and (b).

The Corporation may not issue Class B Shares unless we obtain the approval of the TSX and any other regulatory authority (as may be required) and, if and as required by the TSX, our shareholders.

Transferability of Awards	RSUs are not transferable or assignable other than to the legal personal representative of the holder or by will in the event of the death of a participant, subject to any applicable regulatory approval.

Executive Deferred Share Unit Plan

Eligible Participants	Our and our affiliates’ senior executive officers and officers designated by the Compensation Committee (an Eligible Executive) are eligible to participate in the Executive Deferred Share Unit Plan (the DSU Plan).
Determination of DSUs to be Granted

An Eligible Executive may elect to receive bonus remuneration, in whole or in part, in the form of DSUs or cash. In order to participate in the DSU Plan, the Eligible Executive must file a written election designating the portion or percentage of the bonus for the applicable fiscal year that is to be deferred into DSUs and the portion or percentage to be paid in cash. Only one election may be filed in respect of any fiscal year and that election is irrevocable. DSUs elected by an Eligible Executive are credited to an account maintained for the Eligible Executive by us. The number of DSUs to be credited to the Eligible Executive is determined by dividing the amount of the bonus to be deferred into DSUs by the market price per Class B Share. Dividends paid on the Class B Shares are credited as additional DSUs (by dividing the dollar amount of dividends payable by the market price per Class B Share).

The market price of the Class B Shares for calculating DSUs granted, credited as dividends and the redemption price, is the weighted average trading price of the Class B Shares on the TSX for the 5 trading days before the relevant date.

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Redemption of DSUs	An Eligible Executive’s DSUs may be redeemed only when the Eligible Executive ceases to hold any position with the Corporation. On the redemption of DSUs, the Eligible Executive is entitled to receive a lump sum cash payment equal to the number of DSUs credited to the account, multiplied by the market price per Class B Share on the applicable date. If the Eligible Executive does not request redemption, the DSUs will be redeemed by us at the end of the year following the year of termination of employment. In the event of death of the Eligible Executive, we are to make a lump sum cash payment within ninety (90) days of the date of death, on the terms set out above.
Amendment and Termination of Equity Compensation Plans	Except as provided below, the Compensation Committee may amend, suspend or terminate such plans at any time, provided, however, that any such amendment, suspension or termination shall not decrease the entitlements of a participant which have accrued prior to the date of the amendment, suspension or termination. However, shareholder approval of amendments to the Stock Option Plans or the RSU Plan is required for any amendment which: (i) reduces the exercise price of an Award granted to an insider (other than adjustments in connection with a transaction or reorganization); (ii) extends the term of an Award or RSU held by an insider, except, in respect of an Award, an extension to 10 business days following the expiration of a trading blackout; or (iii) increases the maximum number of Class B Shares issuable under the Stock Option Plans or the RSU Plan or changes the maximum number of Class B Shares issuable under the Stock Option Plans or the RSU Plan to a fixed percentage; provided that shareholder approval is not required in the case of (i) amendments of a “housekeeping” nature, (ii) a change to the vesting provisions of Awards or the Stock Option Plans and the RSU Plan, (iii) a change to the termination provisions of Awards, RSUs, the Stock Option Plans and the RSU Plan which does not entail an extension beyond the original expiry date, and (iv) the addition of a cashless exercise feature to an Award, payable in cash or shares, which provides for a full deduction of the number of underlying shares from the Stock Option Plans’ reserve.

Employee Share Accumulation Plan (ESAP)

Plan Summary

The ESAP is open to all of our employees. Under the ESAP, an employee may elect to participate by making contributions from payroll up to a maximum of 10% of salary, provided that such contributions in any year do not exceed $25,000.

The ESAP is managed by an independent trustee, which holds the contributions on behalf of the employee. We contribute to each participating employee’s account an amount equal to: (i) 25% of the aggregate contributions made during the first year of ESAP membership by the participating employee; (ii) 33% of the aggregate contributions made during the second year of ESAP membership by the participating employee; and (iii) 50% of the aggregate contributions made after the second year of ESAP membership by the participating employee. The trustee then purchases Class B Shares with such contributions, through the facilities of the TSX, for the account of the participating employee.

Plan Participation	During the year ended December 31, 2011, an aggregate of 2,321,078 Class B Shares were purchased under the ESAP, 4,503 of which were purchased by NEOs.

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Pension Plan Benefits

The Corporation provides pension benefits to its employees, including NEOs, through the Rogers Defined Benefit Pension Plan (the Registered Plan). In addition, all NEOs, other than Mr. Mohamed, receive benefits under the Rogers Supplementary Retirement Plan (the Supplementary Plan).

The Registered Plan is a contributory defined benefit pension plan registered under the Income Tax Act (Canada) and the Pension Benefits Standards Act. However, executives who are eligible for membership in the Supplementary Plan are not required to contribute. For each year of credited service, the Registered Plan provides NEOs with an annual pension benefit of 2.0% of their career average base salary. Periodically, Rogers has provided for updates to the career average base year earnings used to determine pensions under the Registered Plan. The most recent such upgrade is effective January 1, 2010 such that pension benefits earned for all service prior to January 1, 2008 are based on the member’s pensionable earnings in 2007. The pension earned in respect of any given year is limited to the maximum pension limit under the Income Tax Act (Canada) for the year in which the benefit is earned. Pensions are payable on an unreduced basis once a member has attained age 55 and 30 years of continuous employment, but in any event no later than age 65.

The Supplementary Plan provides benefits to certain key executives approved by the Compensation Committee and provides benefits that cannot be provided through the Registered Plan because of the Income Tax Act (Canada) limits. Benefits earned under the Supplementary Plan vest at age 55 and are payable on an unreduced basis once a member has attained age 55 and 30 years of continuous employment or age 65. Benefits payable from the Supplementary Plan are offset by any benefits payable from the Registered Plan. The Supplementary Plan is not funded and benefit payments to former executives are paid directly by Rogers. At December 31, 2011, the unfunded obligation in respect of both current and former executives and their beneficiaries was $39,054,000 (compared to an obligation of $36,881,000 as at December 31, 2010). Following transition to International Financial Reporting Standards, the entire obligation has been accrued on the balance sheet at the end of 2011. In 2011, Rogers recognized a charge to net income of $3,787,000 in respect of benefits accrued for service by current executives and made payments to former executives and their beneficiaries of $2,015,000.

Pursuant to Mr. Mohamed’s employment agreement, he is entitled to benefits under a supplementary retirement compensation arrangement (the RCA). Mr. Mohamed is not required nor permitted to make contributions to the RCA. Mr. Mohamed’s benefits under the RCA will be reduced to the amounts he was entitled to prior to his appointment as President and CEO if he breaches certain non-compete covenants. If Mr. Mohamed dies before benefits commence, his spouse at the time of his death will receive, or if Mr. Mohamed dies after benefits commence, his spouse at the time that benefits commence will receive, 60% of the benefits that would have been payable to Mr. Mohamed for her lifetime and if she dies within 5 years from the time she begins to receive such benefits her estate will receive a lump-sum payment equal to the value of her pension for the balance of that 5 year period. If Mr. Mohamed dies within 10 years after benefits commence and has no spouse at the time benefits commence, his estate will receive a lump sum payment equal to the value of his pension for the balance of that 10 year period. No death benefit is payable if Mr. Mohamed dies without a spouse prior to the commencement of benefit payments under the RCA.

The table below shows the following information for each NEO participating in the Corporation’s defined benefit pension arrangements: years of credited service as at December 31, 2011; estimated annual benefit accrued, or earned, for service up to December 31, 2011 and up to the age of 65 (or assumed retirement date if later than age 65); and a reconciliation of the accrued obligation from December 31, 2010 to December 31, 2011.

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Name	Number of Years Credited Service	Annual Benefits Payable		Accrued Obligation at Start of Year(1) ($)	Compensatory Change(2) ($)	Non- Compensatory Change(3) ($)	Accrued Obligation at Year End(4) ($)
		At Year End ($)	At Age 65 ($)
Nadir Mohamed(5)	11.33	405,233	822,727	3,660,744	463,980	480,795	4,605,519
Bill Linton	4.00	51,613	149,113	311,497	99,225	67,684	478,406
Rob Bruce	4.68	60,933	198,932	367,280	98,817	75,326	541,423
Linda Jojo(6)	0.49	5,390	207,973	0	35,642	3,534	39,176
Keith Pelley(7)	1.27	16,500	238,583	4,025	83,049	36,671	123,745

Notes:

(1)	The accrued obligation at the start of the year is the value of the projected pension earned for service to September 30, 2010. The values have been determined using the same actuarial assumptions and measurement date used for determining the pension plan obligations at December 31, 2010 as disclosed in the notes to the 2010 consolidated financial statements, based on the actual earnings for 2010 and adjusted to reflect expected increases in pensionable earnings.
(2)	The values shown under Compensatory Change include the value of the projected pension earned for service from October 1, 2010 to September 30, 2011 plus the change in accrued obligation due to differences between actual and assumed compensation for the year. The accrued benefit liabilities assume that RCI continues its historical practice of upgrading the career average earnings base year on a triennial basis. The impact of future assumed base year upgrades is recognized in the compensatory change over the career of each executive even in years when no such upgrade occurs. In the future, if RCI deviates from its historical practices, such deviation will be reflected in the compensatory change at that time.
(3)	Non-compensatory changes include interest on obligations at the beginning of the year, gains and losses due to differences in actual experience compared to actuarial assumptions and changes in actuarial assumptions, and the impact of changing the measurement date to December 31 in accordance with International Financial Reporting Standards.
(4)	The accrued obligation at year end is the value of the projected pension earned for service to December 31, 2011. The values have been determined using the same actuarial assumptions and measurement date used for determining the pension plan obligations at December 31, 2011 as disclosed in the notes to the 2011 consolidated financial statements, based on the actual earnings for 2011 and adjusted to reflect expected increases in pensionable earnings.
(5)	Mr. Mohamed’s employment agreement provides for a pension payable under the RCA at age 65 of $969,041 per annum less pension amounts payable from his previous employer and pension amounts payable from the Registered Plan. The pension amount prior to any offset is reduced by $3,694.73 for each month his actual retirement date precedes age 65.
(6)	Ms. Jojo’s Supplementary Plan benefits vest May 15, 2020.
(7)	Mr. Pelley’s Supplementary Plan benefits vest January 11, 2019.

Unless otherwise noted, all NEOs are currently vested in their pension entitlements earned to December 31, 2011. In accordance with International Financial Reporting Standards, the amounts set out above make no allowance for the different tax treatment of the portion of pension not paid from the registered pension plans. All amounts shown above are estimated based on assumptions and represent contractual entitlements that may change over time. The methods and assumptions used to determine estimated amounts will not be identical to the methods and assumptions used by other issuers and, as a result, the figures may not be directly comparable across issuers.

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Employment Agreements

All of the NEOs have employment agreements with the Corporation that set salaries and target annual incentive bonuses as well as addressing other matters such as long-term incentives, supplemental retirement arrangements and termination and change of control payments. The agreements also provide the NEOs with the right to various benefits that we make available generally to our senior executives. Payments on termination and change of control under these employment agreements are discussed in this section. Incentive plans under these employment agreements are discussed under “The Corporation’s Annual Incentive Plan”, “Long-Term Incentives”, “Senior Executive Incentive and Ownership Program” and “Summary of Equity-Based Incentive Plans” above, and retirement arrangements are discussed above under “Pension Plan Benefits”.

Nadir Mohamed

RCI entered into a new employment agreement with Mr. Mohamed in connection with his appointment as President and CEO on March 30, 2009. The significant terms of Mr. Mohamed’s employment agreement are as follows:

•	RCI agrees to pay an annual base salary of $1,200,000 subject to annual adjustments by the Compensation Committee.

•

RCI agrees to pay an annual bonus as determined by the Compensation Committee and subject to performance criteria which are determined by the Compensation Committee (see “The Corporation’s Annual Incentive Plan” above). If 100% of the performance criteria established each year by the Compensation Committee are achieved, the annual bonus payable to Mr. Mohamed shall not be less than 125% of Mr. Mohamed’s base salary. If RCI’s financial statements are restated as a result of Mr. Mohamed’s misconduct or negligence, within 2 years of the payment of his annual bonus, Mr. Mohamed is required to repay the portion of the bonus which was based on the misconduct or negligence.

•

Mr. Mohamed is eligible to participate in our long-term incentive plans (see “Long-Term Incentives,” above, and “Summary of Equity-Based Incentive Plans” below) and the benefit plans we make available generally to our senior executives, including the Rogers Defined Benefit Pension Plan.

•

Conditional on his continued employment, in each year of employment beginning in 2010, Mr. Mohamed will receive: (i) performance-based options having a Black-Scholes value equal to 210% of Mr. Mohamed’s annual salary; and (ii) RSUs with a face amount equal to 210% of Mr. Mohamed’s annual salary. These RSUs will vest subject to performance criteria developed by Mr. Mohamed and approved by the Committee, subject to determination by an independent executive compensation consultant if agreement cannot be reached.

•

Mr. Mohamed receives an annual perquisite allowance of $70,000. In exchange, Mr. Mohamed is responsible for paying the costs of perquisites such as club memberships, car expenses and financial planning and tax advice.

•	RCI granted Mr. Mohamed, as a signing bonus, certain options and RSUs described in the Summary Compensation Table.

•

In connection with his appointment as CEO, Mr. Mohamed was granted RSUs with a face amount of $4,024,211 to bring the grant date fair value of all long term incentive awards received in 2009 to 420% of his CEO base salary.

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•	Mr. Mohamed is required to meet a minimum level of share ownership, in accordance with the Share Ownership Guidelines, equal to five times his annual base salary by March 31, 2013.

•	Mr. Mohamed serves as a director of RCI.

•

Mr. Mohamed may resign upon 6 months’ notice. Mr. Mohamed may also resign and be eligible to receive certain payments (i) if he and the Board disagree with respect to fundamental and material changes he wishes to make with respect to the business and (ii) within 60 days of a change of control.

Under our employment contract with Mr. Mohamed, if: (a) we terminate his employment other than for cause; (b) he resigns within 60 days of a change of control; (c) certain material adverse changes are made to the terms of his employment; or (d) he and the Board disagree with respect to fundamental and material changes Mr. Mohamed wishes to make with respect to the business and Mr. Mohamed resigns, Mr. Mohamed is entitled to (i) a lump sum payment equal to two times his annual base salary, two times his annual incentive bonus at target that would have been paid in the year he was terminated and a prorated bonus at target for the period in the calendar year prior to his termination; (ii) continue in our pension and benefit plans and the RCA for 24 months; (iii) immediate vesting of his stock options and RSUs that would have vested and become exercisable within 24 months; (iv) have all performance targets related to such options or RSUs deemed to have been met; (v) exercise his options for the balance of their terms; and (vi) have his RSUs redeemed by RCI on their original redemption date. Mr. Mohamed has agreed, among other things, that during the term of his employment and for 12 months thereafter he will not compete directly or indirectly with the businesses of RCI and its subsidiaries and will not solicit any employee, customer or supplier of RCI and other related entities.

Bill Linton

Under our employment contract with Mr. Linton, if we terminate Mr. Linton’s employment, other than for cause, we will provide him with monthly payments equal to his salary in lieu of notice, from the date of termination of employment until the earlier to occur of: (i) the date which is 12 months plus one month for each full year of employment up to an aggregate maximum of 24 months; or (ii) the date upon which he secures alternative employment. In addition, Mr. Linton will be entitled to a bonus amount, in accordance with established criteria, for this period. During the applicable period, Mr. Linton may continue to participate in our pension and benefit plans (except disability benefits). Mr. Linton has agreed that during the term of his employment with us and for a 12 month period thereafter, he will not compete directly or indirectly with us or our subsidiaries or solicit our customers and employees. If Mr. Linton is employed by the company on June 2, 2012 the RSUs which have been granted to him in 2010 will fully vest and will be redeemed on their originally scheduled redemption date.

Rob Bruce

Under our employment contract with Mr. Bruce, if we terminate Mr. Bruce’s employment without cause, we will pay a sum equal to 24 months base salary and bonus (based on a target of 100% of base salary) in a lump sum and benefits (except for disability benefits), including car lease, will continue for a period of 24 months. Any options that would have vested in the 12 month period following the date of termination will vest on the termination date and be exercisable over the following 24 months. Mr. Bruce will also have 24 months from the date of termination to exercise any other options vested as of the termination date. In the event of the termination of his employment, for any reason, Mr. Bruce has agreed that he will not work for Telus Mobility or BCE Mobility, or perform the same or similar duties to those performed for RCI for any other entity in

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Canada, in each case for a period of 12 months following the date of termination. In the event of a change of ultimate control of Rogers Communications Partnership (previously Rogers Wireless), Mr. Bruce may within 60 days of such change of ultimate control terminate his employment and receive the benefits on the same terms as if this was termination of his employment without cause.

Linda Jojo

Under our employment contract with Ms. Jojo, if we terminate Ms. Jojo’s employment, other than for cause, we will provide her with monthly payments equal to her salary in lieu of notice, from the date of termination of employment until the earlier to occur of: (i) the date which is 12 months plus one month for each full year of employment up to an aggregate maximum of 24 months; or (ii) the date upon which she secures alternative employment. In addition, the RSUs which have been granted to her in 2011 will be prorated and redeemed if Ms. Jojo’s employment is terminated without cause prior to their vesting date. In addition, Ms. Jojo will be entitled to a bonus amount, in accordance with established criteria, for this period. Ms. Jojo has agreed that for a 12 month period after the termination of her employment, she will not compete directly or indirectly with us or our subsidiaries or solicit our customers and employees.

Keith Pelley

Under our employment contract with Mr. Pelley, if we terminate Mr. Pelley’s employment, other than for cause, we will provide him with monthly payments equal to his salary and bonus in lieu of notice, from the date of termination of employment until the date which is twenty four (24) months from the date of termination of employment (“End Date”). During the applicable period, Mr. Pelley may continue to participate in our pension and benefits plan (except any short term disability plans). In addition, all options to acquire our shares and all restricted share units (RSU’s) that would have, in accordance with the terms of the grants of such options or RSU’s vested and become exercisable by Mr. Pelley prior to the End Date, will continue to accrue and vest in accordance with their terms, provided the exercise of any vested options is done within thirty (30) days of the End Date. In addition, with respect to the initial grant of 50,000 RSUs and 14,000 deferred share units (collectively the “initial unit grant”), the initial unit grant, to the extent not then fully vested, will vest and be redeemed on a pro rata basis to be determined by multiplying the number of months in the period from the hire date to the End Date and dividing by 36. Also if Mr. Pelley is terminated without cause prior to his 55th birthday, he will also receive a retiring allowance equal to the cash equivalent amount that would be received on the redemption of 4,400 deferred share units determined in accordance with the Rogers deferred share unit plan multiplied by the number of years from the hire date to the End Date (with a pro rata amount for any partial year). In addition, if there is a material reduction in Mr. Pelley’s responsibilities or certain changes in his reporting responsibilities or for other specified changes which are not agreed to by Mr. Pelley, Mr. Pelley may terminate his employment and receive the same benefits as if this was a termination without cause. If there is a change of control of Rogers Media and a material change in Mr. Pelley’s job responsibilities that occurs within two (2) years of the effective date of the change of control, Mr. Pelley may at his option within sixty (60) days of such date, terminate his employment and receive the same benefits as if his employment was terminated without cause. Mr. Pelley has agreed that he will not, during the term of his employment with Rogers and thereafter for a period of twelve (12) months, compete directly or indirectly with Rogers Media or its subsidiaries or solicit its customers or employees. If Mr. Pelley provides any services to the entities covered by the non-compete after this twelve (12) month period, he will forfeit all of the unexercised and unredeemed options, restricted share units, deferred share units and the retiring allowance referred to above.

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Potential Payments Upon Termination, Resignation, Retirement or Change of Control

The following table shows potential payments to each NEO as if the officer’s employment had been terminated without cause and/or if the officer had retired or resigned following a change in control or for other reasons as of December 31, 2011. For a detailed explanation of the agreements that provide for these payments, please see “Agreements” above. If applicable, amounts in the table were calculated using $39.25, the closing market price of Class B Shares on December 31, 2011. We have also assumed that the stock price performance conditions are achieved for any stock options that continue to vest in the two years following departure. The actual amounts that would be paid to any NEO can only be determined at the time of an actual termination of employment and would vary from those listed below. The estimated amounts listed below are in addition to any retirement or other benefits that are available to our salaried employees generally.

Name	Scenario	Severance ($)	Stock Options ($)	RSUs ($)	Total ($)
Nadir Mohamed	Termination without cause or material adverse changes to the terms of employment or resignation following a fundamental disagreement with the Board or resignation following change of control.	5,400,000	2,833,227	12,276,452	20,509,679
Bill Linton	Termination	2,849,508	Nil	Nil	2,849,508
	Retirement	Nil	Nil	2,175,476	2,175,476
Rob Bruce	Termination or Change of Control	2,928,400	294,016	Nil	3,222,416
Linda Jojo(1)	Termination without cause	1,065,000	Nil	316,518	1,381,518
Keith Pelley	Termination or material adverse changes to the terms of employment or resignation following change of control.	2,648,400	97,393	1,294,746	4,040,539

Note:

(1)	If Ms. Jojo is terminated without cause, her special sign-on RSU award will be pro-rated and redeemed at the time of termination.

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Conclusion

The Compensation Committee understands the Corporation’s compensation policies, programs and levels of compensation, including their long-term implications and the limitations imposed by employee agreements, and has determined that they are aligned with the Corporation’s performance and reflect competitive market practices. The Compensation Committee is confident that these policies and programs allow the Corporation to attract, retain and motivate talented executives while adding shareholder value.

Thomas I. Hull (Chairman)

Ronald D. Besse

Peter C. Godsoe, O.C.

William T. Schleyer

Isabelle Marcoux

John H. Tory

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Director Compensation

Director Compensation, Philosophy and Components

The compensation of the members of the Board is subject to periodic review by the Corporate Governance Committee, based on an assessment by the Corporate Governance Committee of prevailing market conditions and with recommendations from Hugessen. In 2011, the Corporate Governance Committee engaged Hugessen to conduct a review of non-executive directors’ compensation. Based on the conclusions of the review, the Corporate Governance Committee recommended and the Board approved adjustments be made to directors’ compensation for 2011, as outlined below.

The compensation of directors is designed to:

•	attract and retain qualified individuals to serve on the Board;

•	align the interests of the directors with the interests of the Corporation’s shareholders; and

•	provide competitive compensation in line with the risks and responsibilities inherent to the role of director.

As described below, our director compensation program has five components:

•	an annual cash retainer;

•	annual fees if the director serves as Lead Director, a Committee Chair or Committee member;

•	attendance fees for each board and committee meeting the director attends;

•	travel fees, where applicable, to cover the time that was required to travel to attend board and committee meetings;

•	DSUs, which directors may choose to receive in lieu of their fees; and

•	an annual grant of DSUs.

Retirement Policy

RCI does not currently have a retirement policy for directors. For further information regarding the directors, including directorships of other reporting issuers and attendance at Board and committee meetings, see “Business of the Meeting – Election of Directors”.

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Retainers and Fees

During the year ended December 31, 2011, non-employee members of the Board received director retainers and fees in accordance with the following standard arrangements:

Annual Board Retainer	$65,000(1)
Lead Director Annual Retainer	$40,000
Audit Committee Chair	$30,000
Compensation Committee Chair	$20,000
Other Committee Chairs	$10,000
Meeting Fees Board or committee (other than Audit Committee)	$1,500(2) $1,750 $2,000	or (travel 100 to 1000 km) or (travel over 1000 km)
Audit Committee	$2,000	or
	$2,250	(travel 100 to 1000 km) or
	$2,500	(travel over 1000 km)
Audit and Compensation Committee chairs	$3,000
Other Committee Chairs	$2,000

Notes:

(1)	On April 27, 2011, the annual board retainer was increased to $65,000.
(2)	Directors are entitled to a fee of $500.00 for attendance by telephone conference call if less than one hour, subject to the discretion of the Chairman to determine that the full meeting fee will be paid.

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The table below shows the retainers and fees that we paid to the non-employee directors during the year ended December 31, 2011.

	Retainer		Attendance fees
Name	Board(1) ($)	Committee chair ($)	Board ($)	Committee meetings ($)	Travel fee ($)	Total fees paid ($)	% of total fees in DSUs
R.D. Besse	136,964	30,000	9,000	23,500	N/A	199,464	100%
C.W.D. Birchall	136,964	N/A	9,000	16,000	N/A	161,964	100%
S.A. Burch	136,964	N/A	9,000	9,500	3,000	158,464	50%
J.H. Clappison	136,964	2,500	7,500	14,500	N/A	161,464	50%
P.C. Godsoe	216,964	10,000	9,000	17,500	N/A	253,464	100%
A.D. Horn	391,240	N/A	N/A	N/A	N/A	391,240	36%
T.I. Hull	136,964	20,000	9,000	25,500	N/A	191,464	42%
I. Marcoux	136,964	N/A	9,000	10,000	1,250	157,214	75%
D.R. Peterson	136,964	N/A	9,000	4,500	N/A	150,464	100%
L.A. Rogers	136,964	N/A	9,000	N/A	N/A	145,964	100%
M.L. Rogers	136,964	N/A	8,500	3,000	N/A	148,464	100%
W.T. Schleyer	136,964	N/A	9,000	8,000	2,500	156,464	100%
J.H. Tory	136,964	N/A	9,000	6,500	N/A	152,464	52%
C.D. Watson	136,964	N/A	9,000	9,500	N/A	155,464	51%
Total	2,251,776	62,500	115,000	148,000	6,750	2,584,026

Note:

(1)	The amount disclosed in respect of the Board retainer includes the value of the DSUs granted to directors in 2011. See “Directors’ Deferred Share Unit Plan” below.

As our Chairman, Mr. Horn is paid an annual retainer of $250,000 in lieu of all other retainers and attendance fees. Mr. Horn also continues to receive life insurance benefits and an allowance reimbursed by us. Mr. Horn has a supplemental retirement plan that provides for a pension based on 2% of his average salary for each year of credited service, less any pension payable from the Corporation’s Defined Benefit Plan.

In addition to the fees above, we reimburse directors for travel and other expenses when they attend meetings or conduct our business. Our non-employee directors are not entitled to a pension or other retirement benefits or to non-equity incentive plan compensation.

Share Ownership Guidelines

The share ownership guidelines for directors are designed to link the interests of directors to those of our shareholders by encouraging directors to hold an ownership position in the Corporation’s shares. Each non-employee director is required to own six times his or her annual cash retainer in any combination of Class A Shares, Class B Shares and DSUs during his or her term of service as director of the Corporation. Directors have five years to attain required ownership levels. See Business of the Meeting – Election of Directors – The Proposed Nominees” above.

Directors’ Deferred Share Unit Plan

We introduced the directors’ DSU Plan effective January 1, 2000 to encourage directors to align their interests with shareholders. Non-employee directors may choose to receive any or all of their fees in DSUs. Each DSU has a value equal to the market price of a Class B Share at the start of the relevant fiscal quarter. A director’s DSU may be redeemed only when the director ceases to be a director. At the time of redemption, the director is entitled to receive a lump-sum cash payment equal to the number of DSUs credited to the director’s account multiplied by the market price of the Class B Shares. DSUs accrue dividends in the form of additional DSUs at the same rates as dividends on Class B Shares. In 2011, each director (other than the lead director and the Chairman) that is not an employee received a grant of DSUs worth $80,000. The number of DSUs is based on the share price at the time of the grant. The lead director received DSUs worth $120,000. The Chairman received 4,000 DSUs. The market price of the Class B Shares for calculating DSUs granted and credited as dividends, and the redemption price, is the weighted average trading price of the Class B Shares on the TSX for the five trading days before the relevant date.

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Director Summary Compensation Table

The following table shows the compensation received by each director for the year ended December 31, 2011. Directors who are also employees of the Corporation or its subsidiaries receive no remuneration as directors.

Name(1)	Fees Earned ($)	Share-Based Awards ($)(4)	All Other Compensation ($)	Total ($)
R.D. Besse	Nil	199,464	N/A	199,464
C.W.D. Birchall	Nil	161,964	N/A	161,964
S.A. Burch	78,464	80,000	N/A	158,464
J.H. Clappison	81,464	80,000	N/A	161,464
P.C. Godsoe	Nil	253,464	N/A	253,464
A.D. Horn(2)-	250,000	141,240	69,721	460,961
T.I. Hull	111,464	80,000	N/A	191,464
P. Lind(3)	Nil	319,164	1,318,052	1,637,216
I. Marcoux	38,607	118,607	N/A	157,214
D.R. Peterson	Nil	150,464	N/A	150,464
E.S. Rogers(3)	Nil	298,573	1,716,157	2,014,730
L.A. Rogers	Nil	145,964	N/A	145,964
Melinda M. Rogers(3)	Nil	154,434	727,925	882,359
Martha L. Rogers	Nil	148,464	N/A	148,464
W.T. Schleyer	Nil	156,464	N/A	156,464
J.H. Tory	72,464	80,000	N/A	152,464
C.D. Watson	75,464	80,000	N/A	155,464

Notes:

(1)	Compensation disclosure for Nadir Mohamed, who was an NEO and a director in 2011, can be found in the Summary Compensation Table in the Executive Compensation section.
(2)	The amount disclosed under ‘all other compensation’ for Mr. Horn includes an allowance and the change in compensatory value of his pension.
(3)	The amounts disclosed in the ‘all other compensation’ column for Phil Lind, Edward S. Rogers and Melinda Rogers, who are also employees, includes a combination of base salary, annual incentives, long-term incentives, change in the compensatory value of their pension, executive allowance, parking fees, car allowance, and the Company’s contribution to the Employee Share Accumulation Plan.
(4)	Directors may elect to receive all or part of their fees in the form of DSUs, as discussed above under the heading “Directors’ Deferred Share Unit Plan”.

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Outstanding Share-based and Option-based Awards

The following table provides information with respect to outstanding stock options, RSUs and DSUs held by the Directors as of December 31, 2011. See “Senior Executive Incentive and Ownership Program”.

	Option Awards(1)				Share Awards
Name(2)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (mm/dd/yyyy)	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
R.D. Besse	4,600	10.4200	11/12/2013
	4,268	23.4400	11/01/2012	200,095	Nil	Nil	3,067,269
C.W.D. Birchall	2,134	23.4400	11/01/2012	33,739	Nil	Nil	1,167,609
S.D. Burch	Nil			—	Nil	Nil	177,488
J.H. Clappison	Nil			—	Nil	Nil	677,415
P.C. Godsoe	15,400	10.3000	12/17/2013
	4,600	10.4200	11/12/2013
	4,268	23.4400	11/01/2012	645,925	Nil	Nil	2,146,347
A.D. Horn	82,500	22.6100	03/01/2013	1,372,800	Nil	Nil	1,046,562
T.I. Hull	Nil			—	Nil	Nil	2,870,902
P. Lind	35,600	34.3187	03/01/2018
	38,800	34.7340	03/05/2017
	70,100	29.3990	03/02/2016
	61,800	38.9000	03/03/2015
	55,700	38.8823	03/01/2014
	41,250	22.6100	03/01/2013	1,769,841	20,333	798,082	1,896,520
I. Marcoux	Nil			—	Nil	Nil	493,725
D.R. Peterson	Nil			—	Nil	Nil	2,537,316
Edward S. Rogers	33,400	34.3187	03/01/2018
	36,400	34.7340	03/05/2017
	66,000	29.3990	03/02/2016
	58,200	38.9000	03/03/2015
	55,700	38.8823	03/01/2014
	1,000,000	10.4400	06/19/2013	29,830,105	19,043	747,444	Nil
L.A. Rogers	4,600	10.4200	11/12/2013
	5,600	7.4150	11/12/2013
	4,600	8.6850	04/22/2013
	4,268	23.4400	11/01/2012	518,970	Nil	Nil	2,133,865
Martha L. Rogers	4,600	10.4200	11/12/2013
	4,600	8.6850	04/22/2013	273,217	Nil	Nil	478,889
Melinda M. Rogers	17,400	34.3187	03/01/2018
	18,900	34.7340	03/05/2017
	34,200	29.3990	03/02/2016
	30,200	38.9000	03/03/2015
	55,700	38.8823	03/01/2014
	26,000	10.4200	11/12/2013
	31,400	8.6850	04/22/2013
	82,500	22.6100	03/01/2013
	6,200	16.9750	03/04/2012	3,759,338	9,884	387,952	146,834
W.T. Schleyer	4,600	10.4200	11/12/2013
	4,600	8.6850	04/22/2013
	4,268	23.4400	11/01/2012	340,694	Nil	Nil	2,092,692
J.H. Tory	Nil			—	Nil	Nil	177,488
C.D. Watson	Nil			0	Nil	Nil	581,017

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Notes:

(1)	Prior to 2006, directors were entitled to receive stock options and tandem share appreciation rights. Effective July 1, 2006 directors no longer receive stock options. The terms of these options are described above under “Summary of Equity-Based Incentive Plans.”
(2)	Disclosure for Nadir Mohamed who was an NEO and a director in 2011 can be found under “Executive Compensation –Incentive Plan Awards” and in the “Executive Compensation – Summary Compensation Table”, above.

Incentive Plan Awards – Value Vested or Earned During the Year

Name(1)	Option Awards (2) – Value Vested During the Year ($)	Share Awards – Value Vested During the Year ($)		Non-Equity Incentive Plan Compensation – Value Earned During the Year(3) ($)
R.D. Besse	Nil	199,464		N/A
C.W.D. Birchall	Nil	161,964		N/A
S.A. Burch	Nil	80,000		N/A
J.H. Clappison	Nil	80,000		N/A
P.C. Godsoe	Nil	253,464		N/A
A.D. Horn	Nil	141,240		N/A
T.I. Hull	Nil	80,000		N/A
P. Lind	97,929	Nil		367,125
I. Marcoux	Nil	118,607		N/A
D.R. Peterson	Nil	150,464		N/A
Edward S. Rogers	92,153	Nil		660,825
L.A. Rogers	Nil	145,964		N/A
Melinda M. Rogers	47,766	124,500	(4)	190,905
Martha L. Rogers	Nil	148,464		N/A
W.T. Schleyer	Nil	156,464		N/A
J.H. Tory	Nil	80,000		N/A
C.D. Watson	Nil	80,000		N/A

Notes:

(1)	Disclosure for Nadir Mohamed, who was an NEO and a director in 2011, can be found under “Executive Compensation –Incentive Plan Awards” and in the “Executive Compensation – Summary Compensation Table”, above.
(2)	Prior to 2006, directors were entitled to receive stock options and tandem share appreciation rights. Effective July 1, 2006, directors no longer receive stock options. The terms of these options are described above under “Summary of Equity-Based Incentive Plans – Stock Option Plans”.
(3)	Includes amounts awarded under the Annual Incentive Plan.
(4)	This amount represents Melinda Rogers’ 2010 bonus which she elected to take in the form of DSUs.

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Securities Authorized for Issuance Under Equity Compensation Plans

The following table shows details of equity compensation plan information at December 31, 2011.

Plan Category	Number Of Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants And Rights As at December 31, 2011 (A)	Weighted – Average Exercise Price Of Outstanding Options, Warrants And Rights	Number Of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected In Column (A))
Equity compensation plans approved by Securityholders	OPTIONS 10,420,344	$28.82	14,599,176
	RSUs1,847,366	N/A	2,370,688
TOTAL	12,267,710		16,969,864

The following information is provided as of March 5, 2012:

Plan	# of Class B Shares Issued and Issuable Under Security Based Compensation Arrangements	% of Outstanding Class A and Class B Shares
Restricted Share Unit Plan	4,000,000	0.76%
2000 Stock Option Plan	30,000,000	5.72%
1996 Stock Option Plan	25,000,000	4.76%
1994 Stock Option Plan	9,500,000	1.81%

As at March 5, 2012, the total number of Class B Shares issuable under outstanding stock options and the RSU Plan is 14,837,514 representing 2.83% of the aggregate Class A Shares and Class B Shares outstanding. The aggregate number of Class B Shares issued to date under the Stock Options Plans is 41,491,602. The aggregate number of Class B Shares remaining available for future issuance under the Stock Options Plans and the RSU Plan is 14,389,644.

All equity based plans restrict the participation of insiders in the plans as follows:

•

the number of Class B Shares reserved for issuance to any one person pursuant to awards granted under the Stock Option Plans, the RSU Plan and any other unit or stock option plan shall not at any time exceed 5% of the aggregate number of outstanding Class A Shares and Class B Shares;

•

the number of Class B Shares reserved for issuance to insiders and their associates pursuant to awards granted under the Stock Option Plans, the RSU Plan and any other unit or stock option plan shall not exceed 10% of outstanding Class A Shares and Class B Shares;

•

the number of Class B Shares issued under the Stock Option Plans, the RSU Plan and any other of our share compensation arrangements to any one insider or that insider’s associates in a 12 month period shall not exceed 5% of the outstanding Class A Shares and Class B Shares; and

•

the number of Class B Shares issued under the Stock Option Plans, the RSU Plan and any other of our share compensation arrangements to insiders and their associates in a 12 month period shall not exceed 10% of the outstanding Class A Shares and Class B Shares.

The Committee has the authority to waive or vary the provisions regarding exercise of options or RSUs following termination of employment or ceasing to be a director, as applicable.

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Indebtedness of Directors and Executive Officers

The following table shows the aggregate indebtedness of directors, executive officers and employees (current and former) outstanding at March 5, 2012 to the Corporation and its subsidiaries.

Purpose	To the Corporation or its subsidiaries ($)	To Another Entity ($)
Share Purchases	Nil	Nil
Other	427,701	Nil

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Corporate Governance

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board endorses the principle that our corporate governance practices (the Corporate Governance Practices) are a fundamental part of our proper functioning as a corporation. The Board believes that these Corporate Governance Practices enhance the interests of our securityholders, employees, customers and of others dealing with us. These Corporate Governance Practices conform in all substantial aspects with applicable corporate governance guidelines and standards and take into account the following:

Source	Reason for Conforming
Sarbanes-Oxley Act of 2002 (U.S.)	We are a foreign private issuer in the U.S.
New York Stock Exchange (the NYSE)	We have shares listed on the NYSE
The TSX	We have shares listed on the TSX
Canadian Securities Administrators	We are a reporting issuer in various jurisdictions in Canada

The Board closely monitors these and other corporate governance developments and is committed to enhancing our Corporate Governance Practices on a continuing basis. Our Corporate Governance Practices, summarized below, respond to the disclosure required by National Instrument 58-101 – Disclosure of Corporate Governance Practices (NI 58-101) and the guidelines set forth in National Policy 58-201 – Corporate Governance Guidelines. This Statement of Corporate Governance Practices was prepared by the Corporate Governance Committee and approved by the Board.

Controlled Company Exemption

The NYSE listing standards require a listed company to have, among other things, a nominating committee consisting entirely of independent directors. The rules permit a “controlled company” to be exempt from this requirement. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group or another company. The Board has determined that it is appropriate for directors affiliated with the controlling shareholder to serve on the Board committees apart from the Audit Committee because of the alignment of interests between our controlling shareholder and our minority shareholders, namely the creation of value and long-term growth. Accordingly, the Board has approved the Corporation’s reliance on the controlled company exemption.

Foreign Private Issuer Status

Under the NYSE listing standards, a “foreign private issuer”, such as the Corporation, is not required to comply with most of the NYSE corporate governance listing standards. However, foreign private issuers are required to disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

Appointment of Auditors

The NYSE listing standards require the audit committee of a U.S. company to be directly responsible for the appointment of any registered accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services. There is an exception for foreign private issuers that are required under a home country law to have auditors

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selected pursuant to home country standards. Pursuant to the Business Corporations Act (British Columbia), our auditors are to be appointed by the shareholders at the annual general meeting of the Corporation. Our audit committee is responsible for evaluating the auditors and advising the Board of its recommendation regarding the appointment of auditors.

Shareholder Approval of Equity Compensation Plans

The NYSE listing standards also require shareholder approval of all equity compensation plans and material revisions to such plans. The definition of “equity compensation plan” covers plans that provide for the delivery of newly issued or treasury securities. The TSX rules provide that only the creation of, or material amendments to, equity compensation plans that provide for new issuances of securities are subject to shareholder approval in certain circumstances. We follow the TSX rules with respect to the requirements for shareholder approval of equity compensation plans and material revisions to such plans.

Composition of the Board

Independence

The Board currently has 18 members. The Board is responsible for determining whether a director is “independent” within the meaning of NI 58-101.

Certain directors may be principals of, partners in or hold other positions with entities that provide legal, financial or other services to the Corporation. The Board has adopted discretionary Director Material Relationship Standards for the purpose of assisting the Board in making determinations whether or not a direct or indirect business, commercial, banking, consulting, professional or charitable relationship that a director may have with the Corporation or its subsidiaries is a material relationship that could, in the view of the Board, reasonably interfere with the exercise of the director’s independent judgment. These standards can be reviewed in the Corporate Governance section of the Corporation’s website at rogers.com.

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Instrument Requirements	Comments
Disclose the identity of directors who are independent.

Based on the information provided by each existing and proposed director and the recommendations of the Corporate Governance Committee, the Board has determined that the following nominees are independent in accordance with the requirements of NI 58-101. In making this determination, the Board considered all of the relationships that each nominee has with the Corporation (taking the discretionary standards referred to above and other factors the Board considered relevant into account) and concluded that none of the relationships considered would likely impair the existing or proposed director’s independent judgment.

C. William D. Birchall

Stephen A. Burch

John H. Clappison

Peter C. Godsoe, O.C., O. Ont.

Thomas I. Hull

John A. MacDonald

Isabelle Marcoux

The Hon. David R. Peterson, P.C., Q.C.

William T. Schleyer

Charles Sirois

John H. Tory

During 2011, Ronald D. Besse and Colin D. Watson were considered independent.

Disclose the identity of directors who are not independent, and describe the basis for that determination.

Alan D. Horn (executive officer of certain private Rogers family holding companies)

Philip B. Lind, C.M. (executive officer of the Corporation)

Nadir Mohamed (executive officer of the Corporation)

Edward S. Rogers (executive officer of the Corporation)

Loretta A. Rogers (mother of executive officers of the Corporation)

Martha L. Rogers (sibling of executive officers of the Corporation)

Melinda M. Rogers (executive officer of the Corporation)

Disclose whether or not a majority of directors are independent.	A majority of the Board is independent.
If a director is presently a director of any other issuer that is a reporting issuer in a Canadian jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Please refer to the table under “Election of Directors”

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Instrument Requirements	Comments
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.	During 2011, the independent directors met at in camera sessions during every Board meeting without management or non-independent directors. In camera sessions for the independent directors are included as part of the agenda for director meetings in 2012.
Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.	Alan D. Horn is the Chair of the Board and is not an independent director. Pursuant to the Board Charter, the Board has appointed Peter C. Godsoe, O.C., O. Ont. as lead director. The lead director facilitates the functioning of the Board independently of management of the Corporation and provides independent leadership to the Board. For further information regarding the role and responsibilities of the lead director, see “Role and Responsibilities of the Chair and Lead Director” in the Board Mandate (attached to this Information Circular as Appendix A).
Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	Please refer to the table under “Election of Directors”
Disclose the text of the board’s written mandate.	The Board has adopted a Board of Directors Mandate (the Board Mandate) as its written mandate of directors’ duties and responsibilities (the Board Mandate is attached to this Information Circular as Appendix A).
Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.

The Board Mandate states the Chair’s main responsibility as overseeing and managing and assisting the Board in fulfilling its duties and responsibilities in an effective manner independently of management. For that purpose, the duties of the Chair of the Board include:

•      to chair Board meetings and annual and special meetings of shareholders;

•      to organize an appropriate annual work plan and regularly scheduled meetings for the Board;

•      to prepare the agenda for each Board meeting with the participation of management;

•      to monitor the work of the committees of the Board and in that connection the Chair may attend, as a non-voting participant, all meetings of Board

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Instrument Requirements	Comments

committees (other than those on which he otherwise sits); provided that, if the Chair is not independent, he or she must be absent for portions of meetings where all Committee members are required to be independent;

•      to arrange for an appropriate information package to be provided on a timely basis to each director in advance of the meeting;

•      to assist in the Board’s evaluation and self-assessment of its effectiveness and implementation of improvements;

•      to provide appropriate guidance to individual Board members in discharging their duties;

•      to ensure newly appointed directors receive an appropriate orientation and education program;

•      to provide arrangements for members of the Board to communicate with the Chair formally and informally concerning matters of interest to Board members; and

•      to promote best practices and high standards of corporate governance.

The chairs of each board committee are responsible to organize the affairs of such committee, chair its meetings, provide guidance to the members of such committee, retain outside experts as may be required and report to the Board on the work of such committee. The mandate of the committee may also assign specific additional responsibilities to the chair of the committee.

Disclose whether or not the board and Chief Executive Officer (CEO) have developed a written position description for the CEO.	The Board has approved a detailed written job description for the office of CEO. The Compensation Committee will review and approve the CEO’s written objectives for the current year.
Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.	It is the responsibility of the Chair of the Board to oversee an orientation and continuing education program for the directors. Newly appointed directors attend orientation sessions which are intended to familiarize new directors with our business and operations, including management structure, strategic plans, finances, opportunities and risks. New

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Instrument Requirements	Comments
directors have the opportunity to meet with management and other members of the Board. New directors are also provided with a package of detailed information concerning our affairs, including public filings.
Briefly describe what measures, if any, the board takes to provide continuing education for its directors.	From time to time, presentations are made by management personnel or outside experts to educate the directors on new issues.

Disclose whether or not the board has adopted a written code of business conduct and ethics for the directors, officers and employees. If the board has adopted a written code:

(i)     disclose how a person or company may obtain a copy of the code;

(ii)    describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii)    provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted both a Directors Code of Conduct and Ethics and the Business Conduct Guidelines for Officers and Employees (the Codes). The Codes require our directors, officers and employees to disclose any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest, among other requirements.

(i)     We have publicly filed the Codes on SEDAR and posted them under “Corporate Governance” at rogers.com.

(ii)    Issues arising in connection with the Codes, including conflicts of interest are reported to the Audit Committee in the case of the Business Conduct Guidelines and to the Corporate Governance Committee in the case of the Directors Code of Conduct and Ethics, which are responsible for monitoring compliance with the applicable Code and applying and interpreting the applicable Code in particular situations. The Committees must inform the Board of any Code violation. Any waiver of a Code provision may be made only by the Board or by the applicable committee and reported to the Board.

(iii)    Not applicable.

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	To ensure the directors exercise independent judgment in considering transactions, agreements or decisions in respect of which a director has a material interest, the directors follow a practice whereby any such director must be absent during any board discussion pertaining thereto and must not cast a vote on such matter.
Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Board and the CEO have reviewed and approved the Rogers Business Conduct Policy (the Code). It is managements’ responsibility to distribute and implement this code to the Corporation’s employees.

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Instrument Requirements	Comments
Under the Code the Company expects any employee who has reason to suspect any violation of applicable law or regulations or has concerns about potential business/ethical misconduct, financial misconduct with regard to the Company’s accounting practices, financial controls or the safeguarding of its assets, to speak to his/her manager/supervisor, or to report such suspicions or concerns to the STAR Hotline, which allows anonymous reporting, if desired.
Describe the process by which the board identifies new candidates for board nomination.	Potential candidates for director of the Corporation are evaluated by the Nominating Committee, having regard to the candidate’s background and qualifications to ensure that the candidate’s experience and skill are aligned with the Corporation’s needs. In evaluating candidates, the Nominating Committee considers the effectiveness of the Board, as a whole, and its individual members, including their respective competencies and skills.
Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Nominating Committee has five members, a majority of whom are independent.

The Control Trust Chair of the Rogers Control Trust (see “Outstanding Shares and Main Shareholders” above) is obligated to use reasonable efforts to procure the appointment of the Control Trust Chair and the Control Trust Vice-Chair to the Nominating Committee. The Nominating Committee, which is responsible for, among other things, the identification of new candidates for the Board, is not comprised entirely of independent directors because two members, Edward S. Rogers and Melinda Rogers, are executive officers of our Corporation and because of their respective roles as the Control Trust Chair and Control Trust Vice-Chair of our controlling shareholder. Because of the alignment of interests between our controlling shareholder and our minority shareholders, namely the creation of value and long-term growth, the Board has determined that it is appropriate for Edward S. Rogers and Melinda Rogers to be members of the Nominating Committee, with the remainder of the members of the Nominating Committee being independent directors. The Board believes that the presence of a majority of independent directors on the Nominating Committee and

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Instrument Requirements	Comments
the alignment of interests described above ensure an objective nomination process that is in the interests of all shareholders.
If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Nominating Committee:

•      reviews, considers and/or initiates proposals for nomination of directors to the Board and the board of directors of wholly owned subsidiaries;

•      where appropriate, interviews proposed nominees;

•      assesses incumbent directors for re-nomination to the Board and/or committees of the Board; and

•      establishes criteria for and recommends prospective members for our and our affiliates’ boards and/or committees of the boards.

Describe the process by which the board determines the compensation for the issuer’s directors and officers.	Please refer to the section “Director Compensation” and “Report of the Compensation Committee”.
Disclose whether or not the board has a compensation committee composed entirely of independent directors.	All member of the Compensation Committee are independent. For additional information, please see “Report of the Compensation Committee” above.
If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Compensation Committee:

•      approves compensation of senior officers;

•      reviews and recommends to the Board our executive compensation and severance policies;

•      reviews our compensation and benefit programs (design and competitiveness) and senior executives’ management development and succession planning; and

•      sets performance objectives for the CEO and measures the CEO’s performance against these objectives.

The Compensation Committee and the Board are responsible for CEO succession planning and for satisfying themselves that succession planning is in place for all other key executive roles. This includes identifying potential succession candidates for key positions, fostering leadership development and management depth and reviewing progress on leadership development plans.

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Instrument Requirements	Comments
If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	Please refer to the section “Compensation Discussion and Analysis”.
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Please refer to “Board Committees” set out below.
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.	The Corporate Governance Committee uses discussions between the Chair of the Committee and Board members and annual written evaluations to solicit comment and evaluation from individual directors on the performance and effectiveness of the Board and its committees and recommendations for improvements. The Chair of the Committee discusses with the individual directors the effectiveness and performance of the Board and individual directors’ areas of interest and participation. The Chair also discusses with each committee chairman the mandate, effectiveness and performance of such committee. The Chair reviews the recommendations and comments of the directors with the Corporate Governance Committee.

BOARD COMMITTEES

The Board has seven permanent (or standing) committees (the Nominating Committee and the Compensation Committee are described above and the other five are described below). The Board may appoint special committees to deal with specific matters. A special committee might, for example, consider proposed material transactions between us and our controlling shareholder (or corporations controlled by our controlling shareholder) or between us and our subsidiaries. In those cases the committee would consist entirely of independent directors who have no relationship to us or to our controlling shareholder other than as a director.

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Audit Committee

Members in 2011: Ronald D. Besse, C. William D. Birchall, Stephen A. Burch, John H. Clappison, Colin D. Watson

The function of the Audit Committee is as follows:

•	reviews financial reporting procedures (internal and external) and adequacy of internal controls (including steps to remedy);

•	reviews significant issues, concerns or difficulties encountered during the audit process with management and auditors (internal and external);

•	reviews consolidated financial statements (annual audited and interim unaudited);

•	reviews annual and interim financial information and press releases before release of earnings;

•	resolves disagreements between management and external auditors regarding financial reporting;

•	reviews and assesses procedures for the review and timely disclosure of financial information derived from the financial statements;

•	selects, recommends compensation of and oversees external auditor for audit, review and attest services and recommends external auditors to be nominated for shareholders’ approval;

•	pre-approves audit, audit-related and non-audit services of external auditors;

•	assesses and reports to the Board on independence and performance of external auditors;

•	assesses management’s design, implementation of and reporting on internal controls;

•	reviews activities, organization and qualifications of the internal auditors;

•	reviews before release management’s discussion and analysis, annual information form and other disclosure documents containing financial information;

•	reviews, with the general counsel, legal compliance, litigation and other legal matters;

•	establishes procedures for complaints regarding accounting, internal controls and auditing, including employees’ confidential anonymous concerns;

•	prepares annual performance evaluation of the Audit Committee and reviews with Board;

•	reviews annually the Audit Committee Charter (see rogers.com);

•	meets periodically and separately with chief financial officer, internal auditors, external auditors and general counsel;

•	engages outside advisors as appropriate at our expense without Board or management approval;

•	conducts appropriate investigations;

•	monitors compliance with the Code of Conduct and Ethics;

•

reviews with senior management the controls and procedures that have been adopted by the Corporation to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed within the required time periods; and

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•

reviews disclosures made to it by the CEO and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information required to be disclosed by the Corporation in the reports that it files or submits under U.S. federal securities law or applicable Canadian federal and provincial legislation and regulations within the required time periods, and any fraud, whether or not material, involving management or other employees who have a significant role in the Corporation’s internal control over financial reporting.

Please see the section entitled “Audit Committee” of the Corporation’s Annual Information Form, available at sedar.com, for additional information with respect to the Corporation’s audit committee.

Corporate Governance Committee

Members in 2011: Peter C. Godsoe, O.C., Thomas I. Hull, Isabelle Marcoux, John H. Tory

The function of the Corporate Governance Committee is as follows:

•	reviews and makes recommendations regarding the Board’s approach to director independence;

•	develops, recommends to the Board and reviews our corporate governance practices (including Board Mandate and Code of Conduct and Ethics);

•	recommends to the Board and committees the number and content of meetings, annual work plan and schedules of issues;

•	reviews size and compensation of our and our affiliates’ boards and committees;

•	reports to the Board as to adequacy and form of directors’ compensation;

•	provides an orientation and education program for new directors;

•	evaluates annually Board and committee performance;

•	reviews Board committees’ mandates;

•

monitors policies for senior officers accepting outside directorships, minimum share ownership for non-management directors and confidential material information (disclosure, restricted use and insider trading); and

•	oversees individual directors engaging outside advisors at our expense.

Pension Committee

Members in 2011: Ronald D. Besse, John H. Clappison, Alan D. Horn, David R. Peterson, P.C., Q.C., Martha L. Rogers, Melinda M. Rogers

The function of the Pension Committee is as follows:

•	supervise the administration of our pension plans; and

•	reviews our pension plans’ provisions and investment performance.

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Executive Committee

Members in 2011: Peter C. Godsoe, O.C., Alan D. Horn, Thomas I. Hull, Edward S. Rogers

The function of the Executive Committee is as follows:

•	acts under powers delegated by the Board;

•	approves final terms of transactions previously approved by the Board; and

•	monitors the implementation of policy initiatives adopted by the Board.

Finance Committee

Members in 2011: C. William D. Birchall, Peter C. Godsoe, O.C., Alan D. Horn, Thomas I. Hull, Edward S. Rogers, Melinda M. Rogers

The function of the Finance Committee is to review and report to the Board or a committee of the Board on certain matters, including:

•	financings (including share issuances);

•	transactions not budgeted, outside the ordinary course of business and involving more than $50 million;

•	engagement of financial, investment or similar advisors in connection with transactions involving more than $100 million;

•	alliance, branding, licence, relationship, partnership and joint venture arrangements involving more than $50 million;

•	granting, issuing or assuming rights of first negotiation, first offer or first refusal involving a Rogers property or asset exceeding $50 million;

•

granting or assuming obligations with respect to any non-competition covenant or exclusivity undertaking involving property, assets or revenues exceeding $50 million and for a term in excess of two years; and

•	candidates for appointments of Chief Financial Officer and Audit Committee Chair of the Corporation and our subsidiaries.

The Control Trust Chair of the Rogers Control Trust (see “Outstanding Shares and Main Shareholders” above) is obligated to use reasonable efforts to procure the appointment of the Control Trust Chair and the Control Trust Vice-Chair to the Finance Committee.

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Other Information

Interest of Informed Persons in Material Transactions

We are not aware that any shareholder holding more than 10% of the voting rights attached to the Class A Shares, any proposed nominee for election as director, any director or officer of us or any of our subsidiaries, or any associate or affiliate of those persons has any material interest in any transaction that has materially affected or would materially affect us or any of our subsidiaries since January 1, 2011.

Interest of Certain Persons or Companies in Matters to be Acted Upon

None of our directors or executive officers, nor any person who has had such a position since January 1, 2011, nor any proposed nominee for election as our director, nor any of their respective associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, other than the election of directors or the appointment of auditors.

Management Contracts

There are no agreements or arrangements where our or any of our subsidiaries’ management functions were, to any substantial degree, performed by a person or company other than our or our subsidiaries’ directors or senior officers.

Additional Documentation

Please see our full year 2011 financial statements and Management’s Discussion and Analysis for financial and other information about Rogers. Additional information is available on SEDAR at sedar.com, on EDGAR at sec.gov, or on rogers.com/investors. You can obtain a copy of our most recent financial statements, Management’s Discussion and Analysis and Annual Information Form without charge, upon request from the Investor Relations Department which can be contacted as follows:

Vice President, Investor Relations

Rogers Communications Inc.

333 Bloor Street East, 10th Floor

Toronto, Ontario, M4W 1G9, Canada

416.935.3522

investor.relations@rci.rogers.com

The Board has approved the contents and the sending of this Information Circular.

David P. Miller Secretary

March 16, 2012

Toronto, Ontario, Canada

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Appendix

BOARD OF DIRECTORS MANDATE

The purpose of this mandate (“Mandate”) of the board of directors (the “Board”) of Rogers Communications Inc. (the “Company”) is to provide guidance to Board members as to their duties and responsibilities. The power and authority of the Board is subject to the provisions of applicable law.

Purpose of the Board

The Board is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and affairs of the Company. The Board discharges some of its responsibilities directly and discharges others through committees of the Board. The Board is not responsible for the day-to-day management and operation of the Company’s business, as this responsibility has been delegated to management. The Board is, however, responsible for supervising management in carrying out this responsibility.

Membership

The Board consists of directors elected by the shareholders as provided for in the Company’s constating documents and in accordance with applicable law. From time to time, the Corporate Governance Committee shall review the size of the Board to ensure that its size facilitates effective decision-making by the Board in the fulfillment of its responsibilities.

Each member of the Board must act honestly and in good faith with a view to the best interests of the Company, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director is responsible for the matters under “Role and Responsibilities of the Board” below as well as for other duties as they arise in the director’s role.

All members of the Board shall have suitable experience and skills given the nature of the Company and its businesses and have a proven record of sound judgment. Directors are to possess characteristics and traits that reflect:

•	high ethical standards and integrity in their personal and professional dealings;

•

the ability to provide thoughtful and experienced counsel on a broad range of issues and to develop a depth of knowledge of the businesses of the Company in order to understand and assess the assumptions on which the Company’s strategic and business plans are based and to form an independent judgment with respect to the appropriateness and probability of achieving such plans;

•	the ability to monitor and evaluate the financial performance of the Company;

•	an appreciation of the value of Board and team performance over individual performance and a respect for others; and

•

an openness for the opinions of others and the willingness to listen, as well as the ability to communicate effectively and to raise tough questions in a manner that encourages open and frank discussion.

Directors are expected to commit the time and resources necessary to properly carry out their duties. Among other matters, directors are expected to adequately prepare for and attend all regularly scheduled Board meetings. New directors are expected to understand fully the role of the Board, the role of the committees of the Board and the contribution individual directors are expected to make.

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Ethics

Members of the Board shall carry out their responsibilities objectively, honestly and in good faith with a view to the best interests of the Company. Directors of the Company are expected to conduct themselves according to the highest standards of personal and professional integrity. Directors are also expected to set the standard for Company-wide ethical conduct and ensure ethical behaviour and compliance with laws and regulations. If an actual or potential conflict of interest arises, a director shall promptly inform the Chair and shall refrain from voting or participating in discussion of the matter in respect of which he has an actual or potential conflict of interest. If it is determined that a significant conflict of interest exists and cannot be resolved, the director should resign.

Directors are expected to act in accordance with applicable law, the Company’s Articles and the Company’s Directors Code of Conduct and Ethics. The Board is required to monitor compliance with the Directors Code of Conduct and Ethics and is responsible for the granting of any waivers from compliance with the Directors Code of Conduct and Ethics.

Meetings

The Board shall meet in accordance with a schedule established each year by the Board, and at such other times as the Board may determine. Meeting agendas shall be developed in consultation with the Chair. Board members may propose agenda items though communication with the Chair. The Chair is responsible for ensuring that a suitably comprehensive information package is sent to each director in advance of each meeting. At the discretion of the Board, members of management and others may attend Board meetings, except for separate meetings of the independent directors of the Board.

Directors are expected to be fully prepared for each Board meeting, which requires them, at a minimum, to have read the material provided to them prior to the meeting. At Board meetings, each director is expected to take an active role in discussion and decision-making. To facilitate this, the Chair is responsible for fostering an atmosphere conducive to open discussion and debate.

Independent directors shall have the opportunity to meet at appropriate times without management present at regularly scheduled meetings. The lead director shall be responsible for presiding over meetings of the independent directors. Independent directors may propose agenda items for meetings of independent directors members through communication with the Chair.

Role and Responsibilities of the Board

The Board is responsible for approving the Company’s goals, objectives and strategies. The Board shall adopt a strategic planning process and approve and review, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business. The Board is also responsible for identifying the principal risks of the Company’s businesses and overseeing the implementation of appropriate risk assessment systems to manage these risks.

In addition to the other matters provided in this Mandate, including the matters delegated to Board committees as set out below, the Board is also responsible for the following specific matters:

•	review and approve management’s strategic plans;

•	review and approve the Company’s financial objectives, business plans and budgets, including capital allocations and expenditures;

•	monitor corporate performance against the strategic plans and business, operating and capital budgets;

•	management succession planning, including appointing and monitoring, the Chief Executive Officer of the Company;

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•	approve acquisitions and divestitures of business operations, strategic investments and alliances, major business development initiatives and any unbudgeted expenditure in excess of $50 million;

•	assess its own effectiveness in fulfilling its responsibilities, including monitoring the effectiveness of individual directors;

•	ensure the integrity of the Company’s internal control system and management information systems; and

•

satisfy itself that appropriate policies and procedures are in place regarding public disclosure and restricted trading by insiders, including the review and approval of the Company’s corporate disclosure policy and confirmation that a process is in place to disclose all material information in compliance with the Company’s timely disclosure obligations and to prevent selective disclosure of material information to analysts, institutional investors, market professionals and others.

A director has an important and positive role as a representative of the Company. A director is also expected to participate in outside activities that enhance the Company’s image to investors, employees, customers and the public.

Role and Responsibilities of the Chair

It is the policy of the Board that there be a separation of the offices of the Chair and the Chief Executive Officer. In the event the Chair is not independent, the independent directors shall appoint an independent lead director to carry out the responsibilities set out below. The Chair and the Chief Executive Officer are to be in regular communications during the course of the year including with respect to the Company’s business and the responsibilities of the Board.

The principal responsibilities of the Chair of the Board shall be to oversee, manage and assist the Board in fulfilling its duties and responsibilities as a Board in an effective manner independently of management. The Chair shall be responsible, among other things:

•	to chair Board meetings and annual and special meetings of shareholders;

•	to organize an appropriate annual work plan and regularly scheduled meetings for the Board;

•	to participate in the preparation of the agenda for each Board meeting;

•

to monitor the work of the committees of the Board and in that connection the Chair may attend, as a non-voting participant, all meetings of Board committees (other than those on which he otherwise sits); provided that, if the Chair is not independent, he or she must be absent for portions of meetings where all Committee members are required to be independent;

•	to arrange for an appropriate information package to be provided on a timely basis to each director in advance of the meeting;

•	to assist in the Board’s evaluation and self-assessment of its effectiveness and implementation of improvements;

•	to provide appropriate guidance to individual Board members in discharging their duties;

•	to ensure newly appointed directors receive an appropriate orientation and education program;

•	to provide arrangements for members of the Board to communicate with the Chair formally and informally concerning matters of interest to Board members; and

•	to promote best practices and high standards of corporate governance.

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The lead director will facilitate the functioning of the Board independently of management of the Company and provide independent leadership to the Board. The lead director shall have the following responsibilities:

•	provide leadership to ensure that the Board functions independently of management of the Company and other non-independent directors;

•	in the absence of the Chair, act as chair of meetings of the Board;

•	review with the Chair and Chief Executive Officer of the Company items of importance for consideration by the Board;

•

as may be required from time to time, consult and meet with any or all of the independent directors, at the discretion of either party and with or without the attendance of the Chair, and represent such directors in discussions with management of the Company on corporate governance issues and other matters;

•	recommend, where necessary, the holding of special meetings of the Board;

•	promote best practices and high standards of corporate governance;

•	assist in the process of conducting director evaluations; and

•	perform such other duties and responsibilities as may be determined by the Board from time to time.

Procedures to Ensure Effective and Independent Operation

The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board. In addition to the policies and procedures provided elsewhere in this Mandate including under “Role and Responsibilities of the Chair” set out above, the Board has adopted the following procedures:

•	the Board has complete access to the Company’s management;

•	the Board requires timely and accurate reporting from management and shall regularly review the quality of management’s reports;

•	subject to the approval of the Corporate Governance Committee, individual directors may engage an external adviser at the expense of the Company in appropriate circumstances;

•

the Chair of the Board shall monitor the nature and timeliness of the information requested by and provided by management to the Board to determine if the Board can be more effective in identifying problems and opportunities for the Company; and

•

the Senior Vice President, Human Resources of the Company, together with the Chief Executive Officer, shall develop a detailed job description for the Chief Executive Officer. This description shall be approved by the Compensation Committee and recommended to the Board. The Board shall assess the Chief Executive Officer against the objectives set out in this job description.

Board Committees

Subject to limits on delegation contained in corporate law applicable to the Company, the Board has the authority to establish and carry out its duties through committees and to appoint directors to be members of these committees. The Board assesses the matters to be delegated to committees of the Board and the constitution of such committees annually or more frequently, as circumstances require. From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board.

The Board has established the following committees: (1) Audit Committee; (2) Finance Committee; (3) Corporate Governance Committee; (4) Nominating Committee; (5) Compensation Committee; (6) Pension Committee; and (7) Executive Committee. The respective responsibilities of each of the foregoing committees is set forth in the applicable committee mandate.

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SHAREHOLDER INFORMATION AND INQUIRIES

SHAREHOLDER SERVICES

If you are a shareholder and have inquiries regarding your account, wish to change your name or address, or have questions about lost stock certificates, share transfers or dividends, please contact our Transfer Agent and Registrar:

CORPORATE HEADQUARTERS Rogers Communications Inc. 333 Bloor Street East, 10th Floor Toronto, Ontario M4W 1G9, Canada 416-935-7777 or rogers.com CUSTOMER SERVICE 888-764-3771 or rogers.com/support

Computershare Investor Services Inc.

100 University Ave., 9th Floor, North Tower,

Toronto, Ontario M5J 2Y1, Canada

service@computershare.com or 877-982-5008

Multiple Mailings: If you receive duplicate shareholder mailings from RCI, please contact Computershare Investor Services as detailed above to consolidate your holdings.

Investor Relations

Institutional investors, security analysts and others requiring additional financial information can visit rogers.com/investors or contact: investor.relations@rci.rogers.com or 416-935-3522 Media inquiries: 416-935-7777

On-line Information

RCI is committed to open and full financial disclosure and best practices in corporate governance. We invite you to visit rogers.com/investors where you will find additional information about our business including events and presentations, news releases, regulatory filings, governance practices, and our continuous disclosure materials including quarterly financial releases, Annual Information Forms and Management Information Circulars. You may also subscribe to our news by e-mail or RSS feeds to automatically receive RCI’s news releases electronically.

Dividend Reinvestment Plan (“DRIP”)

Computershare Investor Services administers a dividend reinvestment program for eligible RCI shareholders. To request plan materials or learn more about RCI’s DRIP, please visit computershare.com/rogers or contact Computershare Investor Services as detailed earlier on this page.

Electronic Delivery of Shareholder Materials

Registered shareholders can receive electronic notice of financial statements and proxy materials and utilize the Internet to submit proxies on-line by registering at rogers.com/electronicdelivery. This approach gets information to shareholders more quickly than conventional mail and helps RCI protect the environment and reduce printing and postage costs.

This information circular is printed on FSC® certified paper. The fibre used in the manufacture of the stock, comes from well managed forests, controlled sources and recycled wood or fibre. This information circular is fully recyclable.